UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2017

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Wessex House, 5 th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐              No    ☒

HÖEGH LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2017

Table of Contents

Page

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	3

RISK FACTORS	30

FORWARD LOOKING STATEMENTS	33

INDEX TO FINANCIAL STATEMENTS	F-1

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2017 and 2016	F-2

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2017 and 2016	F-3

Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2017 and the Year Ended December 31, 2016	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2017 and 2016	F-7

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-9

EXHIBITS	35

SIGNATURE	36

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three and nine months ended September 30, 2017 and 2016. References in this report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a 51% owned subsidiary of our operating company. References in this report to “Höegh FSRU IV” refers to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the GDF Suez Cape Ann, respectively. References in this report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P.

References in this report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG.

You should read this section in conjunction with the unaudited condensed interim consolidated financial statements as of and for the periods ended September 30, 2017 and 2016 and the related notes thereto included elsewhere in this report, as well as our historical consolidated financial statements and related notes included in our report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 6, 2017. This discussion includes forward looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward looking statements. See also the discussion in the section entitled “Forward Looking Statements” below.

Highlights

•	Reported total time charter revenues of $35.9 million for the third quarter of 2017 compared to $23.3 million of time charter revenues for the third quarter of 2016

•	Generated operating income of $15.3 million and net income of $5.4 million for the third quarter of 2017 compared to operating income of $20.3 million and net income of $13.4 million for the third quarter of 2016; operating income and net income were impacted by unrealized gains on derivative instruments and an accrual for the probable liability for exceeding historical minimum performance standards for boil-off under the time charters on the Partnership’s share of equity in earnings of joint ventures in the third quarter of 2017 compared with unrealized gains on derivative instruments for the third quarter of 2016

•	On October 5, 2017, raised proceeds, net of underwriting discounts, of $111.4 million from the issuance of 4,600,000 Series A cumulative redeemable preferred units
•	On November 14, 2017, paid a $0.43 per unit distribution on common and subordinated units with respect to the third quarter of 2017, equivalent to $1.72 per unit on an annual basis
•	On November 16, 2017, announced an agreement to acquire the remaining 49% ownership interest in the entities that own and operate the Höegh Grace

3

Our results of operations

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per unit amounts)	2017	2016	2017	2016
Statement of Income Data:
Time charter revenues	$35,856	23,345	105,957	$67,799
Total revenues	35,856	23,345	105,957	67,799
Vessel operating expenses	(5,909)	(4,674)	(17,714)	(12,708)
Construction contract expenses	—	—	(151)	(315)
Administrative expenses	(2,067)	(2,336)	(7,289)	(7,036)
Depreciation and amortization	(5,264)	(2,647)	(15,789)	(7,912)
Total operating expenses	(13,240)	(9,657)	(40,943)	(27,971)
Equity in earnings (losses) of joint ventures	(7,321)	6,565	(962)	(2,010)
Operating income (loss)	15,295	20,253	64,052	37,818
Interest income	98	192	341	697
Interest expense	(7,739)	(6,283)	(23,227)	(19,043)
Gain (loss) on derivative instruments	571	517	1,481	1,178
Other items, net	(633)	(778)	(2,857)	(2,779)
Income (loss) before tax	7,592	13,901	39,790	17,871
Income tax expense	(2,185)	(476)	(5,982)	(1,426)
Net income (loss)	$5,407	13,425	33,808	$16,445
Non-controlling interest in income	2,899	—	8,455	—
Partners’ interest in net income (loss)	$2,508	13,425	25,353	$16,445

Earnings per unit
Common unit public (basic and diluted)	$0.07	$0.51	$0.74	$0.61
Common unit Höegh LNG (basic and diluted)	$0.09	$0.51	$0.80	$0.63
Subordinated unit (basic and diluted)	$0.09	$0.51	$0.80	$0.63
Cash Flow Data:
Net cash provided by (used in) operating activities	$24,783	$14,513	$59,538	$33,949
Net cash provided by (used in) investing activities	876	2,331	5,933	7,325
Net cash provided by (used in) financing activities	$(22,545)	$(14,045)	$(65,820)	$(53,337)
Other Financial Data:
Segment EBITDA(1)	$19,403	$24,893	$78,453	$73,314

(1)	Segment EBITDA is a non-GAAP financial measure. Please read “Non-GAAP Financial Measure” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income, the comparable U.S. GAAP financial measure.

4

Nine Months ended September 30, 2017 Compared with the Nine Months ended September 30, 2016

Time Charter Revenues. The following table sets forth details of our time charter revenues for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$105,957	$67,799	$38,158

Time charter revenues for the nine months ended September 30, 2017 were $106.0 million, an increase of $38.2 million from the nine months ended September 30, 2016. The increase mainly relates to the revenue for the Höegh Grace for the nine months ended September 30, 2017 which was consolidated on January 1, 2017. Excluding the revenue for the Höegh Grace, time charter revenues decreased by $0.4 million due to lower revenues for withholding tax reimbursements for the PGN FSRU Lampung which were partly offset by reduced off-hire days for the Höegh Gallant. For the nine months ended September 30, 2017 and 2016, scheduled and follow-on maintenance for the Höegh Gallant resulted in reduced hire equivalent to approximately 11 and 18 days of off-hire, respectively. In the fourth quarter of 2017, the Höegh Gallant is expected to be off-hire for 7 days of scheduled maintenance.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, vessel operating expenses and withholding tax borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as fees for providing time charter services, reimbursement of vessel operating expenses and certain taxes incurred.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Vessel operating expenses	$(17,714)	$(12,708)	$(5,006)

Vessel operating expenses for the nine months ended September 30, 2017 were $17.7 million, an increase of $5.0 million from the nine months ended September 30, 2016. The increase reflects approximately $5.6 million of higher vessel operating expenses due to the inclusion of the Höegh Grace, partly offset by lower operating expenses for the Höegh Gallant. During the second and third quarters of 2016, vessel operating expenses included $0.5 million of costs related to consumables as a result of additional maintenance.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Construction contract expenses	$(151)	$(315)	$164

Construction contract expenses relate to an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG (the “Mooring”). The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. Under the percentage of completion method, construction contract revenues and expenses of the Mooring were reflected in the consolidated and combined carve-out statements of income until December 31, 2014 when the Mooring project was completed. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million for technical issues that required the replacement of equipment parts for the Mooring. During the second quarter of 2016, the final replacement parts were ordered and an updated estimate was prepared for the installation cost to complete the warranty replacements. As a result, an additional warranty provision of $0.3 million was recorded as of September 30, 2016. The warranty work, including the installation of the replacement parts, was completed during second quarter of 2017, and the final cost exceeded the remaining warranty allowance. As a result, additional construction contract expense of $0.2 million was recorded.

5

We anticipate that part of the costs incurred, net of deductible amounts, will be recoverable under our insurance coverage. An insurance claim is in the process of being filed with the insurance carrier since the final costs have been incurred. The insurance claims can only be recognized in the consolidated financial statements when the claims submitted are probable of recovery. We are indemnified by Höegh LNG for all warranty provisions, subject to repayment to the extent recovered by insurance.

Administrative Expenses. The following table sets forth details of our administrative expenses for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Administrative expenses	$(7,289)	$(7,036)	$(253)

Administrative expenses for the nine months ended September 30, 2017 were $7.3 million, an increase of $0.3 million from $7.0 million for the nine months ended September 30, 2016. The main reason for the increase was $0.8 million in additional administrative expenses related to the Höegh Grace which were not included for the corresponding period of 2016, partly offset by reduced administrative expenses for the PGN FSRU Lampung and the Partnership.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Depreciation and amortization	$(15,789)	$(7,912)	$(7,877)

Depreciation and amortization for the nine months ended September 30, 2017 was $15.8 million, an increase of $7.9 million compared to the nine months ended September 30, 2016. The increase was due to the inclusion of the depreciation expense of the Höegh Grace for the nine months ended September 30, 2017 as a result of the acquisition.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Total operating expenses	$(40,943)	$(27,971)	$(12,972)

Total operating expenses for the nine months ended September 30, 2017 were $40.9 million, an increase of $12.9 million from $28.0 million for the nine months ended September 30, 2016. The increase is mainly due to the additional vessel operating expenses and depreciation in the nine months ended September 30, 2017 as a result of acquiring the Höegh Grace.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Equity in earnings (losses) of joint ventures	$(962)	$(2,010)	$1,048

Equity in losses of joint ventures for the nine months ended September 30, 2017 was $1.0 million, a decrease of $1.0 million from $2.0 million for the nine months ended September 30, 2016. Unrealized gains and losses on derivative instruments in our joint ventures significantly impacted the equity in losses of joint ventures for the nine months ended September 30, 2017 and 2016.

6

Excluding the unrealized gain on derivative instruments for the nine months ended September 30, 2017 and the unrealized loss on derivative instruments for the nine months ended September 30, 2016, the equity in losses would have been $4.5 million for the nine months ended September 30, 2017, a decrease of $11.5 million compared to equity in earnings of $7.0 million for the nine months ended September 30, 2016. As further discussed under "Segments; Joint venture FSRUs" below and Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have recorded accruals for the probable liability for boil-off claims under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million for the nine months ended September 30, 2017. Refer to the "Risk Factors" for additional information.

Our share of our joint ventures’ operating income was $6.0 million for the nine months ended September 30, 2017, a decrease of $12.4 million compared with $18.4 million for the nine months ended September 30, 2016. Our share of other financial income (expense), net, principally consisting of interest expense, was $10.5 million for the nine months ended September 30, 2017, a decrease of $0.9 million from $11.4 million for the nine months ended September 30, 2016. Our share of the unrealized gain on derivative instruments was $3.5 million for the nine months ended September 30, 2017, an increase of $12.5 million from the unrealized loss of $9.0 million for the nine months ended September 30, 2016.

There was no accrued income tax expense for the nine months ended September 30, 2017 and 2016. Our joint ventures did not pay any dividends for the nine months ended September 30, 2017 and 2016.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Operating income (loss)	$64,052	$37,818	$26,234

Operating income for the nine months ended September 30, 2017 was $64.1 million, an increase of $26.3 million from operating income of $37.8 million for the nine months ended September 30, 2016. Excluding the impact of the unrealized gains (losses) on derivatives for the nine months ended September 30, 2017 and 2016 impacting the equity in earnings (losses) of joint ventures, operating income for the nine months ended September 30, 2017 would have been $60.5 million, an increase of $13.7 million from $46.8 million for the nine months ended September 30, 2016. Excluding the unrealized gains (losses) on derivative instruments, the increase for the nine months ended September 30, 2017 is primarily due to the inclusion of the results of the Höegh Grace consolidated on January 1, 2017 which was partially offset by the impact of the accruals for boil-off claims for the joint ventures.

Interest Income. The following table sets forth details of our interest income for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Interest income	$341	$697	$(356)

Interest income for the nine months ended September 30, 2017 was $0.3 million, a decrease of $0.4 million from $0.7 million for the nine months ended September 30, 2016. Interest income is mainly related to interest accrued on the advances to our joint ventures for the nine months ended September 30, 2017 and 2016, respectively. The decrease in interest income from joint ventures is due to repayment by our joint ventures of the amounts due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Interest expense	$(21,870)	$(16,601)	$(5,269)
Commitment fees	(728)	(896)	168
Amortization of debt issuance cost and fair value of debt assumed	(629)	(1,546)	917
Total interest expense	$(23,227)	$(19,043)	$(4,184)

7

Interest expense for the nine months ended September 30, 2017 was $23.2 million, an increase of $4.2 million from $19.0 million for the nine months ended September 30, 2016. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $21.9 million for the nine months ended September 30, 2017, increased by $5.3 million compared to $16.6 million for the nine months ended September 30, 2016, principally due to higher outstanding loan balances. On January 3, 2017, we acquired a 51% ownership interest in Höegh Colombia Holding, the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”) and assumed the long-term loan facility related to the Höegh Grace (the “Grace facility”). In August 2016, November 2016, February 2017, May 2017 and August 2017, we drew $5.4 million, $3.2 million, $1.6 million, $10.1 million and $4.0 million, respectively, on the $85 million revolving credit facility. In connection with the 2015 acquisition of the Höegh Gallant, we financed part of the acquisition with a seller’s credit note. Accordingly, the interest incurred for the nine months ended September 30, 2017 included interest for the Lampung, Gallant and Grace facilities and the seller’s credit note and the outstanding balance on the revolving credit facility.

Commitment fees were $0.7 million for the nine months ended September 30, 2017, a decrease of $0.2 million for the nine months ended September 30, 2016. The commitment fees relate to the undrawn portion of the $85 million revolving credit facility.

Amortization of debt issuance cost and fair value of debt assumed for the nine months ended September 30, 2017 was $0.6 million, a decrease of $0.9 million compared to $1.5 million for the nine months ended September 30, 2016. As a result of the acquisition of the Höegh Grace, the long term debt assumed under the Grace facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the nine months ended September 30, 2017 was a reduction to interest expense of approximately $0.5 million compared to the corresponding period of 2016.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Gain (loss) on derivative instruments	$1,481	$1,178	$303

Gain on derivative instruments for the nine months ended September 30, 2017 was $1.5 million, an increase of $0.3 million from $1.2 million for the nine months ended September 30, 2016. Gain on derivative instruments for the nine months ended September 30, 2017 related to the interest rate swaps for the Lampung facility, the Gallant facility and the Grace facility. The increase is mainly due to amortization of the amount excluded from hedge effectiveness for the Grace facility, partly offset by reduced gain on the Lampung facility compared to the nine months ended September 30, 2016.

Other Items, Net. The following table sets forth details of our other items, net for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Foreign exchange gain (loss)	$(920)	$(430)	$(490)
Bank charges, fees and other	(68)	(137)	69
Withholding tax on interest expense and other	(1,869)	(2,212)	343
Total other items, net	$(2,857)	$(2,779)	$(78)

Other items, net were $2.9 million and $2.8 million for the nine months ended September 30, 2017 and 2016, respectively. The increase is mainly due to increased foreign exchange loss partly offset by reduced withholding tax expenses.

8

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Income (loss) before tax	$39,790	$17,871	$21,919

Income before tax for the nine months ended September 30, 2017 was $39.8 million, an increase of $21.9 million from $17.9 million for the nine months ended September 30, 2016. The income before tax for both periods was impacted by unrealized gains (losses) on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the nine months ended September 30, 2017 was $34.8 million, an increase of $9.1 million from $25.7 million for the nine months ended September 30, 2016. Excluding the unrealized gains (losses) on derivative instruments, the increase is primarily due to the results of the Höegh Grace which is partially offset by the reduction of the equity in earnings of the joint ventures.

Income Tax Expense. The following table sets forth details of our income tax expense for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Income tax expense	$(5,982)	$(1,426)	$(4,556)

Income tax expense for the nine months ended September 30, 2017 was $6.0 million, an increase of $4.6 million compared to $1.4 million for the nine months ended September 30, 2016. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and certain Colombian source income. For the nine months ended September 30, 2017, the income tax expense largely related to the subsidiaries in Singapore, Colombia and Indonesia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the US GAAP guidance for income taxes. The amount of non-cash income tax expense was $0.6 million for the nine months ended September 30, 2017.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the nine months ended September 30, 2017, the estimated generation of taxable income resulted in the utilization of $0.3 million of tax loss carryforward in Indonesia which was not recognized due to the uncertainty of this tax position. As a result, a long-term income tax payable of $0.3 million was recorded for the uncertain tax position. As of September 30, 2017, the total long-term tax payable for uncertain tax positions was $2.5 million.

Net Income (Loss). The following table sets forth details of our net income (loss) for the nine months ended September 30, 2017 and 2016:

			Positive
	Nine months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Net income (loss)	$33,808	$16,445	$17,363
Non-controlling interest in net income	8,455	—	8,455
Partners’ interest in net income (loss)	$25,353	$16,445	$8,908

As a result of the foregoing, net income for the nine months ended September 30, 2017 was $33.8 million, an increase of $17.4 million from net income of $16.4 million for the nine months ended September 30, 2016. Net income of $8.5 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership. The Partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities, for the nine months ended September 30, 2017 was $25.4 million, an increase of $9.0 million from net income of $16.4 million for the nine months ended September 30, 2016.

9

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the nine months ended September 30, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace. For the nine months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of September 30, 2017 and 2016, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership is reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. The following tables include the results for the segments for the nine months ended September 30, 2017 and 2016.

Majority held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the nine months ended September 30, 2017 and 2016:

	Nine months ended		Positive
Majority held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$105,957	$67,799	$38,158
Total revenues	105,957	67,799	38,158
Vessel operating expenses	(17,714)	(12,708)	(5,006)
Construction contract expense	(151)	(315)	164
Administrative expenses	(2,913)	(2,336)	(577)
Less: Non-controlling interest in Segment EBITDA	(15,772)	—	(15,772)
Segment EBITDA	69,407	52,440	16,967
Add: Non-controlling interest in Segment EBITDA	15,772	—	15,772
Depreciation and amortization	(15,789)	(7,912)	(7,877)
Operating income (loss)	69,390	44,528	24,862
Gain (loss) on derivative instruments	1,481	1,178	303
Other financial income (expense), net	(22,611)	(17,969)	(4,642)
Income (loss) before tax	48,260	27,737	20,523
Income tax expense	(5,980)	(1,421)	(4,559)
Net income (loss)	$42,280	$26,316	$15,964
Non-controlling interest in net income	8,455	—	8,455
Partners' interest in net income (loss)	$33,825	$26,316	$7,509

10

The segment time charter revenues and all the expenses, gains and losses include 100% of the results of the Höegh Grace entities which is consistent with our consolidated income statement. However, Segment EBITDA is reduced for non-controlling interest in Segment EBITDA in the Höegh Grace entities to reflect our 51% interest in the Höegh Grace entities.

Time charter revenues for the nine months ended September 30, 2017 were $106.0 million, an increase of $38.2 million from the nine months ended September 30, 2016. As discussed in more detail above, the main reason for higher time charter revenues was the inclusion of the Höegh Grace as of January 1, 2017. In addition, the Höegh Gallant had fewer days off-hire for the nine months ended September 30, 2017 compared to the corresponding period for 2016. The PGN FSRU Lampung and the Höegh Grace were on-hire for the nine months ending September 30, 2017.

Vessel operating expenses for the nine months ended September 30, 2017 were $17.7 million compared to $12.7 million for the nine months ended September 30, 2016. The increase reflects approximately $5.6 million higher vessel operating expenses due to the inclusion of the Höegh Grace, partly offset by lower operating expenses for the Höegh Gallant. During the second and third quarter of 2016, vessel operating expenses included $0.5 million of costs related to consumables as a result of the additional maintenance.

Construction contract expenses were $0.2 million and $0.3 million for the nine months ended September 30, 2017 and 2016, respectively. As discussed in more detail above, the expenses were for installation of replacement parts under a warranty related to the Mooring.

Administrative expenses for the nine months ended September 30, 2017 were $2.9 million, an increase of $0.6 million from $2.3 million for the nine months ended September 30, 2016. Higher administrative expenses in the nine months ended September 30, 2017 were mainly due to activities associated with the Höegh Grace consolidated as of January 1, 2017.

Segment EBITDA for the nine months ended September 30, 2017 was $69.4 million, an increase of $17.0 million from $52.4 million for the nine months ended September 30, 2016 mainly due to our 51% interest in the contribution from the operations of the Höegh Grace. However, the contribution from the Höegh Gallant also improved the Segment EBITDA for the nine months ended September 30, 2017 compared with the corresponding period of 2016.

Joint venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the nine months ended September 30, 2017 and 2016:

	Nine months ended		Positive
Joint venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$31,608	$32,054	$(446)
Accrual historical boil-off claim	(11,850)	—	(11,850)
Total revenues	19,758	32,054	(12,296)
Vessel operating expenses	(5,848)	(5,582)	(266)
Administrative expenses	(488)	(898)	410
Segment EBITDA	13,422	25,574	(12,152)
Depreciation and amortization	(7,379)	(7,131)	(248)
Operating income (loss)	6,043	18,443	(12,400)
Gain (loss) on derivative instruments	3,513	(9,028)	12,541
Other income (expense), net	(10,518)	(11,425)	907
Income (loss) before tax	(962)	(2,010)	1,048
Income tax expense	—	—	—
Net income (loss)	$(962)	$(2,010)	$1,048

The segment results for the Joint venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical unaudited interim consolidated financial statements).

11

Time charter revenues for the nine months ended September 30, 2017 were $31.6 million, a decrease of $0.5 million compared to $32.1 million for the nine months ended September 30, 2016. Reduced revenues for the nine months ended September 30, 2017 reflects that revenues for the nine months ended September 30, 2016 included reimbursements for part of the higher administrative expenses for the period incurred on a project for the charterer.

As further discussed in Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have recorded accruals for the probable liability for boil-off claims under the Neptune and the GDF Suez Cape Ann time charters. Under the time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in an accrual. The Partnership's 50% share of the accrual was approximately $11.9 million which was recorded as a reduction of time charter revenues.

Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million, or the gross amount claimed by the charterer. As a result, the assessment of the accrual required significant judgment. The charterer is expected to pursue the boil-off settlement and potentially other concessions. The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Refer to "Risk Factors" for additional information.

Total revenues for the nine months ended September 30, 2017 were $19.8 million, a decrease of $12.3 million compared to $32.1 million for the nine months ended September 30, 2016. The decrease in total revenues was mainly due to the accrual for the historical boil-off claim.

Vessel operating expenses were $5.8 million for the nine months ended September 30, 2017 compared to $5.6 million for the nine months ended September 30, 2016. The increase of $0.2 million for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016 was mainly due to costs related to the operations in Turkey for the Neptune for the nine months ended September 30, 2017.

Administrative expenses were $0.5 million for the nine months ended September 30, 2017, a decrease of $0.4 million compared to $0.9 million for the nine months ended September 30, 2016. The reduced administrative expenses are mainly due to costs for a project completed for the charterer during the nine months ended September 30, 2016.

Segment EBITDA was $13.4 million for the nine months ended September 30, 2017, a decrease of $12.2 million compared with $25.6 million for the nine months ended September 30, 2016. The main reason for the decrease was the accrual for historical boil-off recorded in the nine months ended September 30, 2017.

Other. The following table sets forth details of other results for the nine months ended September 30, 2017 and 2016:

	Nine months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Administrative expenses	$(4,376)	$(4,700)	$324
Segment EBITDA	(4,376)	(4,700)	324
Operating income (loss)	(4,376)	(4,700)	324
Other financial income (expense), net	(3,132)	(3,156)	24
Income (loss) before tax	(7,508)	(7,856)	348
Income tax expense	(2)	(3)	1
Net income (loss)	$(7,510)	$(7,859)	$349

Administrative expenses and Segment EBITDA for the nine months ended September 30, 2017 were $4.4 million, a decrease of $0.3 million from $4.7 million for the nine months ended September 30, 2016. The main reason for the increase was higher audit and legal fees related to the filing of a shelf registration statement during the nine months ended September 30, 2016.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense on a seller’s credit note issued in connection with the acquisition of Höegh Gallant and the $85 million revolving credit facility. Other financial income (expense), net was an expense of $3.1 million for the nine months ended September 30, 2017 and 2016.

12

Three Months Ended September 30, 2017 Compared with the Three Months Ended September 30, 2016

Time Charter Revenues. The following table sets forth details of our time charter revenues for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$35,856	$23,345	$12,511

Time charter revenues for the three months ended September 30, 2017 were $35.9 million, an increase of $12.5 million from the three months ended September 30, 2016. The increase mainly relates to the revenue for the Höegh Grace, which was consolidated on January 1, 2017. Excluding the revenue for the Höegh Grace, time charter revenues decreased by $0.6 million mainly due to lower revenues for withholding tax reimbursements for the PGN FSRU Lampung. During the third quarter of 2017 and 2016, there were several days of reduced hire equivalent to approximately one day of off-hire in both periods for the Höegh Gallant.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Vessel operating expenses	$(5,909)	$(4,674)	$(1,235)

Vessel operating expenses for the three months ended September 30, 2017 were $5.9 million, an increase of $1.2 million from the three months ended September 30, 2016. The increase reflects approximately $2.0 million higher vessel operating expenses due to the inclusion of the Höegh Grace and $0.8 million in reduced operating expenses for the Höegh Gallant and the PGN FSRU Lampung.

Administrative Expenses. The following table sets forth details of our administrative expenses for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Administrative expenses	$(2,067)	$(2,336)	$269

Administrative expenses for the three months ended September 30, 2017 were $2.1 million, a decrease of $0.2 million from $2.3 million for the three months ended September 30, 2016. The main reason for the decrease was lower administrative expenses for the Partnership and the PGN FSRU Lampung, which were partly offset by higher expenses for the Höegh Gallant and the Höegh Grace which were not included for the corresponding period of 2016. The higher administrative expenses for the three months ended September 30, 2016 were mainly due to higher audit and legal fees related to the filing of a shelf registration statement during the three months ended September 30, 2016.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Depreciation and amortization	$(5,264)	$(2,647)	$(2,617)

Depreciation and amortization for the three months ended September 30, 2017 was $5.3 million, an increase of $2.6 million compared to the three months ended September 30, 2016. The increase was due to the inclusion of the depreciation of the Höegh Grace in the three months ended September 30, 2017 as a result of the acquisition.

13

Total Operating Expenses. The following table sets forth details of our total operating expenses for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Total operating expenses	$(13,240)	$(9,657)	$(3,583)

Total operating expenses for the three months ended September 30, 2017 were $13.2 million, an increase of $3.5 million from $9.7 million for the three months ended September 30, 2016. The increase is mainly due to the additional vessel operating expenses and depreciation in the three months ended September 30, 2017 as a result of acquiring the Höegh Grace, with no comparative expenses for the three months ended September 30, 2016. This was partly offset by $0.8 million in lower operating expenses mainly for the Höegh Gallant and the PGN FSRU Lampung.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Equity in earnings (losses) of joint ventures	$(7,321)	$6,565	$(13,886)

Equity in losses of joint ventures for the three months ended September 30, 2017 was $7.3 million, a decrease of $13.9 million from equity in earnings of $6.6 million for the three months ended September 30, 2016. Unrealized gains on derivative instruments in our joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2017 and 2016. Excluding the unrealized gains on derivative instruments for the three months ended September 30, 2017 and 2016, the equity in losses would have been $9.1 million for the three months ended September 30, 2017, a decrease of $11.5 million compared to equity in earnings of $2.4 million for the three months ended September 30, 2016. As further discussed under "Segments; Joint venture FSRUs" below and Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have recorded accruals for the probable liability for boil-off claims under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million for the three months ended September 30, 2017. Please read "Risk Factors" for additional information.

Our share of our joint ventures’ operating loss for the three months ended September 30, 2017 was $5.6 million, a decrease of $11.8 million compared with operating income of $6.2 million for the three months ended September 30, 2016. Our share of other financial expense, net, principally consisting of interest expense, was $3.5 million for the three months ended September 30, 2017, a decrease of $0.2 million from $3.8 million for the three months ended September 30, 2016. Our share of unrealized gain on derivative instruments was $1.8 million for the three months ended September 30, 2017, a decrease of $2.3 million from $4.1 million for the three months ended September 30, 2016.

There was no accrued income tax expense for the three months ended September 30, 2017 and 2016. Our joint ventures did not pay any dividends for the three months ended September 30, 2017 and 2016.

Operating Income (Loss). The following table sets forth details of our operating income (loss) for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Operating income (loss)	$15,295	$20,253	$(4,958)

Operating income for the three months ended September 30, 2017 was $15.3 million, a decrease of $5.0 million from operating income of $20.3 million for the three months ended September 30, 2016. Excluding the impact of the unrealized gains on derivatives for the three months ended September 30, 2017 and 2016 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2017 would have been $13.5 million, a decrease of $2.6 million from $16.1 million for the three months ended September 30, 2016. Excluding the unrealized gains on derivative instruments, the decrease for the three months ended September 30, 2017 is mainly due to the impact of the accruals for boil-off claims for the joint ventures which was largely offset by the inclusion of the results of the Höegh Grace consolidated as of January 1, 2017.

14

Interest Income. The following table sets forth details of our interest income for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Interest income	$98	$192	$(94)

Interest income for the three months ended September 30, 2017 was $0.1 million, a decrease of $0.1 million from $0.2 million for the three months ended September 30, 2016. Interest income is mainly related to interest accrued on the advances to our joint ventures for the three months ended September 30, 2017 and 2016, respectively. The decrease in interest income from joint ventures is due to repayment by our joint ventures of amounts due under the shareholder loans between the periods. The interest rate under the shareholder loans is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Interest expense	$(7,309)	$(5,486)	$(1,823)
Commitment fees	(223)	(294)	71
Amortization of debt issuance cost and fair value of debt assumed	(207)	(503)	296
Total interest expense	$(7,739)	$(6,283)	$(1,456)

Interest expense for the three months ended September 30, 2017 was $7.7 million, an increase of $1.4 million from $6.3 million for the three months ended September 30, 2016. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and fair value of debt assumed for the period.

The interest incurred of $7.3 million for the three months ended September 30, 2017, increased by $1.8 million compared to $5.5 million for the three months ended September 30, 2016, principally due to higher outstanding loan balances. On January 3, 2017, we acquired a 51% ownership interest in the Höegh Grace entities and assumed the Grace facility. In August 2016, November 2016, February 2017, May 2017 and August 2017, we drew $5.4 million, $3.2 million, $1.6 million, $10.1 million and $4.0 million, respectively, on the $85 million revolving credit facility. In connection with the 2015 acquisition of the Höegh Gallant, we financed part of the acquisition with a seller’s credit note. Accordingly, the interest incurred for the three months ended September 30, 2017 included interest for the Lampung, Gallant and Grace facilities, the seller’s credit note and the outstanding balance on the revolving credit facility.

Commitment fees were $0.2 million for the three months ended September 30, 2017, a decrease of $0.1 million for the three months ended September 30, 2016. The commitment fees relate to the undrawn portion of the $85 million revolving credit facility.

Amortization of debt issuance cost and fair value of debt assumed for the three months ended September 30, 2017 was $0.2 million, a decrease of $0.3 million compared to $0.5 million for the three months ended September 30, 2016. As a result of the acquisition of the Höegh Grace, the long-term debt assumed under the Grace facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the three months ended September 30, 2017 was a reduction to interest expense of approximately $0.2 million compared to the corresponding period of 2016.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Gain (loss) on derivative instruments	$571	$517	$54

Gain on derivative instruments for the three months ended September 30, 2017 was $0.6 million, an increase of $0.1 million compared to the three months ended September 30, 2016. Gain on derivative instruments for the three months ended September 30, 2017 related to the interest rate swaps for the Lampung, the Gallant and the Grace facilities, while the gain on derivative instruments for the three months ended September 30, 2016 related to the interest rate swaps for the Lampung and the Gallant facilities. The increase was due to a gain on derivative instruments for the three months ended September 30, 2017 related to the interest rate swaps for the Grace facility, partly offset by reduced gain on derivative instruments for the Gallant facility and the Lampung facility.

15

Other Items, Net. The following table sets forth details of our other items, net for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Foreign exchange gain (loss)	$24	$(66)	$90
Bank charges, fees and other	(16)	(46)	30
Withholding tax on interest expense and other	(641)	(666)	25
Total other items, net	$(633)	$(778)	$145

Other items, net were $0.6 million for the three months ended September 30, 2017, compared with $0.8 for the three months ended September 30, 2016. The decrease is mainly due to foreign exchange gain for the three months ended September 30, 2017, compared to foreign exchange loss for the three months ended September 30, 2016.

Income (Loss) Before Tax. The following table sets forth details of our income (loss) before tax for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Income (loss) before tax	$7,592	$13,901	$(6,309)

Income before tax for the three months ended September 30, 2017 was $7.6 million, a decrease of $6.3 million from $13.9 million for the three months ended September 30, 2016. The income before tax for both periods was impacted by the unrealized gains on derivative instruments mainly on the Partnership’s share of equity in earnings (losses) of joint ventures. Excluding all the unrealized gains on derivative instruments, income before tax for the three months ended September 30, 2017 was $5.2 million, a decrease of $4.0 million from $9.2 million for the three months ended September 30, 2016. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to the impact of the accruals for the boil-off claims for the joint ventures which was partially offset by the inclusion of the results of the Höegh Grace consolidated as of January 1, 2017.

Income Tax Expense. The following table sets forth details of our income tax expense for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Income tax expense	$(2,185)	$(476)	$(1,709)

Income tax expense for the three months ended September 30, 2017 was $2.2 million, an increase of $1.7 million compared to income tax expense of $0.5 million for the three months ended September 30, 2016. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and certain Colombian source income. For the three months ended September 30, 2017, the income tax expense largely related to the subsidiaries in Singapore, Colombia and Indonesia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the US GAAP guidance for income taxes. The amount of non-cash income tax expense was $0.2 million for the three months ended September 30, 2017.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three months ended September 30, 2017, the estimated generation of taxable income resulted in the utilization of $0.1 million of tax loss carryforward in Indonesia which was not recognized due to the uncertainty of this tax position. As a result, a long-term income tax payable of $0.1 million was recorded for the uncertain tax position. As of September 30, 2017, the total long-term tax payable for uncertain tax positions was $2.5 million.

16

Net Income. The following table sets forth details of our net income (loss) for the three months ended September 30, 2017 and 2016:

			Positive
	Three months ended September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Net income (loss)	$5,407	$13,425	$(8,018)
Non-controlling interest in net income	2,899	—	2,899
Partners’ interest in net income (loss)	$2,508	$13,425	$(10,917)

As a result of the foregoing, net income for the three months ended September 30, 2017 was $5.4 million, a decrease of $8.0 million from net income of $13.4 million for the three months ended September 30, 2016. Net income of $2.9 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership. The Partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities, for the three months ended September 30, 2017 was $2.5 million, a decrease of $10.9 million from net income of $13.4 million for the three months ended September 30, 2016.

Segments

Majority held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the three months ended September 30, 2017 and 2016:

	Three months ended		Positive
Majority held FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$35,856	$23,345	$12,511
Total revenues	35,856	23,345	12,511
Vessel operating expenses	(5,909)	(4,674)	(1,235)
Administrative expenses	(763)	(664)	(99)
Less: Non-controlling interest in Segment EBITDA	(5,354)	—	(5,354)
Segment EBITDA	23,830	18,007	5,823
Add: Non-controlling interest in Segment EBITDA	5,354	—	5,354
Depreciation and amortization	(5,264)	(2,647)	(2,617)
Operating income (loss)	23,920	15,360	8,560
Gain (loss) on derivative instruments	571	517	54
Other financial income (expense), net	(7,128)	(5,748)	(1,380)
Income (loss) before tax	17,363	10,129	7,234
Income tax expense	(2,183)	(474)	(1,709)
Net income (loss)	$15,180	$9,655	$5,525
Non-controlling interest in net income	2,899	—	2,899
Partners' interest in net income (loss)	$12,281	$9,655	$2,626

The segment time charter revenues and all the expenses, gains and losses include 100% of the results of the Höegh Grace entities which is consistent with our consolidated income statement. However, Segment EBITDA is reduced for non-controlling interest in Segment EBITDA in the Höegh Grace entities to reflect our 51% interest in the Höegh Grace entities.

Time charter revenues for the three months ended September 30, 2017 were $35.9 million, an increase of $12.5 million from the three months ended September 30, 2016. As discussed above, the main reason for higher time charter revenues was the inclusion of the Höegh Grace from January 1, 2017. The increase was partly offset by lower revenues for withholding tax reimbursements for the PGN FSRU Lampung. The PGN FSRU Lampung and the Höegh Grace were on-hire for the entire third quarter of 2017, while the Höegh Gallant occurred several days of reduced hire equivalent to approximately one day of off-hire.

Vessel operating expenses for the three months ended September 30, 2017 were $5.9 million compared to $4.7 million for the three months ended September 30, 2016. The increase reflects approximately $2.0 million higher vessel operating expenses due to the inclusion of the Höegh Grace and $0.8 million in reduced operating expenses for the Höegh Gallant and the PGN FSRU Lampung.

17

Administrative expenses were $0.8 million for the three months ended September 30, 2017, an increase of $0.1 million compared to $0.7 million for the three months ended September 30, 2016.

Segment EBITDA for the three months ended September 30, 2017 was $23.8 million, an increase of $5.8 million from $18.0 million for the three months ended September 30, 2016 mainly due to our 51% interest in the contribution from the operations of the Höegh Grace.

Joint venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the three months ended September 30, 2017 and 2016:

	Three months ended		Positive
Joint venture FSRUs	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Time charter revenues	$10,460	$10,937	$(477)
Accrual historical boil-off claim	(11,850)	—	(11,850)
Total revenues	(1,390)	10,937	(12,327)
Vessel operating expenses	(1,617)	(1,972)	355
Administrative expenses	(116)	(407)	291
Segment EBITDA	(3,123)	8,558	(11,681)
Depreciation and amortization	(2,462)	(2,378)	(84)
Operating income (loss)	(5,585)	6,181	(11,766)
Gain (loss) on derivative instruments	1,802	4,139	(2,337)
Other income (expense), net	(3,538)	(3,755)	217
Income (loss) before tax	(7,321)	6,565	(13,886)
Income tax expense	—	—	—
Net income (loss)	$(7,321)	$6,565	$(13,886)

Total time charter revenues for the three months ended September 30, 2017 were $10.5 million, a decrease of $0.4 million compared to $10.9 million for the three months ended September 30, 2016. Higher revenues for the three months ended September 30, 2016 mainly related to the reimbursement by the charterer of higher administrative expenses related to a project for the period.

As further discussed in Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have recorded accruals for the probable liability for boil-off claims under the Neptune and the GDF Suez Cape Ann time charters. Under the charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in an accrual. The Partnership's 50% share of the accrual was approximately $11.9 million which was recorded as a reduction of time charter revenues.

Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the Partnership's 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million, or the gross amount claimed by the charterer. As a result, the assessment of the accrual required significant judgment. The charterer is expected to pursue the boil-off settlement and potentially other concessions. The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments.

Total revenues for the three months ended September 30, 2017 were negative with $1.4 million, a decrease of $12.3 million compared to $10.9 million for the three months ended September 30, 2016. The decrease in total revenues was mainly due to the accrual for the historical boil-off claim.

18

Vessel operating expenses were $1.6 million for the three months ended September 30, 2017 compared to $2.0 million for the three months ended September 30, 2016. The decrease in vessel operating expenses was largely due to lower project costs for the Neptune for the three months ended September 30, 2017.

Administrative expenses were $0.1 million for the three months ended September 30, 2017, a decrease of $0.3 million compared to $0.4 million for the three months ended September 30, 2016. The higher administrative expenses in 2016 were due to projects.

Segment EBITDA was a loss $3.1 million for the three months ended September 30, 2017 compared with profit of $8.6 million for the three months ended September 30, 2016.

Other. The following table sets forth details of other results for the three months ended September 30, 2017 and 2016:

	Three months ended		Positive
Other	September 30,		(negative)
(in thousands of U.S. dollars)	2017	2016	Variance
Administrative expenses	$(1,304)	$(1,672)	$368
Segment EBITDA	(1,304)	(1,672)	368
Operating income (loss)	(1,304)	(1,672)	368
Other financial income (expense), net	(1,146)	(1,121)	(25)
Income (loss) before tax	(2,450)	(2,793)	343
Income tax expense	(2)	(2)	—
Net income (loss)	$(2,452)	$(2,795)	$343

Administrative expenses and Segment EBITDA were $1.3 million for the three months ended September 30, 2017, a decrease of $0.4 million compared to $1.7 million for the three months ended September 30, 2016. The main reason for the higher administrative expenses and Segment EBITDA in the three months ended September 30, 2016 was audit and legal fees related to the filing of a shelf registration statement.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expense on a seller’s credit note issued in connection with the acquisition of Höegh Gallant and the $85 million revolving credit facility. Other financial income (expense), net was an expense of $1.1 million for each of the three months ended September 30, 2017 and 2016.

19

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through cash from operations and a combination of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures and our current undrawn balance under the $85 million revolving credit facility from Höegh LNG. The advances to our joint ventures (shareholder loans including accrued interest from prior periods) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. The original principal on the shareholder loans have been repaid and the remaining balance includes accrued interest from prior periods. The outstanding balance accrues interest until repaid. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As further discussed in Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have recorded accruals for the probable liability for a boil-off claim under the time charters. Since the amounts and timing of a potential settlement are not clear, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. The suspension of the payments on the shareholder loans will reduce cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of September 30, 2017, PT Höegh had negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would also need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Colombia may only be distributed if after the dividend payment, Höegh Colombia would remain in compliance with the financial covenants under the Gallant/Grace facility.

As of September 30, 2017, we did not have material commitments for capital expenditures for our current business. As further discussed in Note 17 under "Joint ventures claims and accruals" to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K, the joint ventures have a probable liability for a boil-off claim under the time charters. The Partnership's 50% share of the accrual was approximately $11.9 million for the three months ended September 30, 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. It is estimated that the Partnership’s 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. To the extent that the excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for our share of the cash impact of any settlement. However, other concessions of the joint ventures to the charterer, if any, would not be expected to be indemnified.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for proceeds, net of underwriting discounts, of $111.4 million.

The Series A preferred units represent perpetual equity interests in us and, unlike our debt, will not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to our common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of our debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, we may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions will accrue and be cumulative from October 5, 2017 and will be payable quarterly on each February 15, May 15, August 15 and November 15 when, as and if declared by our board of directors out of legally available funds for such purpose. The first distribution will be payable on February 15, 2018 in an amount equal to $0.78993 per unit.

20

On October 6, 2017, the Partnership repaid the outstanding balances of $34.4 million and $24.3 million on the seller's credit note and revolving credit facility, respectively, from the net proceeds of the Series A preferred unit offering.

On November 16, 2017, we announced we have agreed to acquire (the “Acquisition”) from a subsidiary of Höegh LNG the remaining 49% ownership interest in Höegh Colombia Holding, the sole owner of Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace. The purchase price for the Acquisition will be $85.9 million (the “Purchase Price”). The Partnership intends to settle the Purchase Price with a combination of cash on hand and a drawing under its existing revolving credit facility. The Acquisition is expected to be completed by the beginning of January 2018 and is subject to customary closing conditions. The Purchase Price will be subject to certain post-closing adjustments for net working capital.

On August 24, 2017, we announced our subsidiary had entered into a term-sheet to acquire an additional 23.5% interest in each of the joint ventures owning the Neptune and GDF Suez Cape Ann and 23.5% of the related outstanding shareholder loans (the “MOL Acquisition”) from Mitsui O.S.K. Lines, Ltd. (“MOL”). We originally expected the MOL Acquisition to close by September 30, 2017. On September 17, 2017, we announced that the MOL Acquisition was suspended pending further resolution of the boil-off claim. The closing of the MOL Acquisition would also remain subject to the execution of a definitive purchase agreement, as well as certain other documentation and final board approvals.

Refer to "Risk Factors" for additional information.

As of September 30, 2017, the Partnership had cash and cash equivalents of $18.6 million and $60.7 million of the undrawn portion of the $85 million revolving credit facility. In December 2016, the Partnership completed the sale of 6,588,389 common units in a public offering raising approximately $111.5 million in net proceeds after directly attributable expenses. On January 3, 2017, the Partnership closed the acquisition for a 51% interest in the Höegh Grace entities for a cash payment of $91.8 million. Cash from the proceeds of such public offering to be used for this purpose was classified as non-current cash designated for the acquisition as of December 31, 2016. In December 2016, the Partnership used $12.6 million of the net proceeds to repay part of the seller’s credit and $6.6 million to settle the working capital adjustment; both of which arose from the 2015 acquisition of the Höegh Gallant. In the second quarter of 2017, we repaid $0.4 million of the working capital adjustment from the 2017 acquisition of the Höegh Grace.

Current restricted cash for operating obligations of the PGN FSRU Lampung was $10.2 million. Long-term restricted cash required under the Lampung facility was $13.9 million as of September 30, 2017.

The Partnership’s book value and outstanding principal of total long-term debt was $550.2 million and $555.8 million, respectively, as of September 30, 2017, including long-term debt financing our FSRUs, and the revolving credit facility and seller’s credit note due to owners and affiliates. This includes 100% of the long-term debt of the Höegh Grace entities which are consolidated. The long-term debt is repayable in quarterly installments of $11.4 million. For a description of our credit facilities, please see Notes 14 and 17 to the audited consolidated and combined financial statements contained in our 2016 Form 20-F, as well as Note 12 to the unaudited condensed interim consolidated financial statements contained in this Report on Form 6-K.

As of September 30, 2017, the Partnership had outstanding interest rate swap agreements for a total notional amount of $425.0 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. For additional information, refer to “Qualitative and Quantitative Disclosure About Market Risk” and Note 16 to the unaudited condensed interim consolidated financial statements. As of September 30, 2017, our total current liabilities exceeded total current assets by $25.9 million, which is partly a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $3.3 million and the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $13.9 million associated with the Lampung facility is classified as a long-term asset. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund our next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months. Following the repayment in full of all the outstanding borrowings under the revolving credit facility on October 6, 2017, the undrawn amount of the revolving credit facility is $85 million.

On August 14, 2017, we paid a cash distribution of $14.4 million, or $0.43 per unit, to our common and subordinated unitholders with respect to the second quarter of 2017.

On November 14, 2017, we paid a cash distribution of $14.4 million, or $0.43 per unit, to our common and subordinated unitholders with respect to the third quarter of 2017.

21

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Net cash provided by (used in) operating activities	$24,783	14,513	59,538	$33,949
Net cash provided by (used in) investing activities	876	2,331	5,933	7,325
Net cash provided by (used in) financing activities	(22,545)	(14,045)	(65,820)	(53,337)
Increase (decrease) in cash and cash equivalents	3,114	2,799	(349)	(12,063)
Cash and cash equivalents, beginning period	15,452	18,006	18,915	32,868
Cash and cash equivalents, end of period	$18,566	20,805	18,566	$20,805

Nine Months ended September 30, 2017 Compared with the Nine Months ended September 30, 2016

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $59.5 million for the nine months ended September 30, 2017, an increase of $25.6 million compared with $33.9 million for the nine months ended September 30, 2016. Cash provided by operating activities increased primarily due to inclusion of the operations of the Höegh Grace for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016. Before changes in working capital, net cash flows were $61.0 million for the nine months ended September 30, 2017, an increase of $31.4 million compared with $29.6 million for the nine months ended September 30, 2016. Changes in working capital reduced net cash provided by operating activities by $1.4 million for the nine months ended September 30, 2017, a decrease of $5.8 million from a positive contribution of $4.3 million for the nine months ended September 30, 2016.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $5.9 million for the nine months ended September 30, 2017, a decrease of $1.4 million compared with $7.3 million for the nine months ended September 30, 2016. The decrease in net cash provided by investing activities was the result of $3.8 million in cash acquired in the purchase of the Höegh Grace entities, a $5.5 million decrease in the receipts from principal repayments on advances to joint ventures, $0.5 million less expenditures for vessels and other equipment and $0.2 million in increased receipts from repayment on principal on the direct financing lease related to the PGN FSRU Lampung. The joint ventures have repaid the original principal on the advances to joint ventures and all of the payments for the nine months ended September 30, 2017 represent payments of interest, including accrued interest repaid at the end of the loans. Interest payments are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statements of cash flows. For the nine months ended September 30, 2017, cash provided by investing activities includes $2.6 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung charter is accounted for as a financial lease compared to $2.4 million for the corresponding period of 2016. Accounting for direct financing leases requires the application of the effective interest rate method to determine the amount of revenue for each period. Under the effective interest rate method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financing lease declines over time. However, the cash flows from time charters are not impacted by the accounting treatment applied. In the consolidated statements of cash flows, the revenue component is reflected as part of cash flows provided by operating activities and the repayment of the net investment as part of cash flows provided by investing activities.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for nine months ended September 30, 2017 was $65.8 million, an increase of $12.5 million compared to $53.3 million for the nine months ended September 30, 2016.

22

Net cash used in financing activities for the nine months ended September 30, 2017 was mainly due to the repayment of $14.3 million on the Lampung facility, $9.9 million on the Gallant facility, $9.9 million on the Grace facility, payment of $1.3 million on a customer loan for funding of VAT on import in Indonesia, our payment of cash distributions to our unitholders of $42.6 million and cash distributions to non-controlling interest of $5.9 million. This was partially offset by receipt of $15.7 million under the revolving credit facility and $2.1 million from Höegh LNG for the indemnification claimed for non-budgeted expenses and losses.

Net cash used in financing activities for the nine months ended September 30, 2016 was mainly due repayment of $24.2 million on the Lampung facility and the Gallant facility, payment of $5.4 million on a customer loan for funding of VAT on import in Indonesia, our payment of cash distributions to our unitholders of $32.9 million. This was partially offset by receipt of $5.4 million under the revolving credit facility and $3.1 million from Höegh LNG for the indemnification claimed for non-budgeted expenses and losses.

As a result of the foregoing, cash and cash equivalents decreased by $0.3 million for the nine months ended September 30, 2017 and by $12.1 million for the nine months ended September 30, 2016.

Three Months Ended September 30, 2017 Compared with the Three Months Ended September 30, 2016

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $24.8 million for the three months ended September 30, 2017, an increase of $10.3 million compared with $14.5 million for the three months ended September 30, 2016. Cash provided by operating activities increased primarily due to inclusion of the operations of the Höegh Grace for the three months ended September 30, 2017 compared to the three months ended September 30, 2016. Before changes in working capital, net cash flows were $ 21.2 million for the three months ended September 30, 2017, an increase of $10.5 million compared with $10.7 million for the three months ended September 30, 2016. As discussed further below, increased interest payments of $1.4 million on the advances from the joint ventures for the three months ended September 30, 2017 compared to the three months ended September 30, 2016 were part of the reason for the increase in cash provided by operating activities, before changes in working capital. However, net cash provided by changes in working capital decreased by $0.3 million from the positive contribution of $3.6 million for the three months ended September 30, 2017 compared to the positive contribution of $3.9 million for the three months ended September 30, 2016.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $0.9 million and $2.3 million for the three months ended September 30, 2017 and 2016, respectively. The decrease in net cash provided by investing activities of $1.5 million between the periods was mainly the decrease in the receipts from principal repayments on advances to joint ventures. The joint ventures have repaid the original principal on the advances to joint ventures and all of the payments for the three months ended September 30, 2017 represent payments of interest, including accrued interest repaid at the end of the loans. Interest payments are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statements cash flow. For the three months ended September 30, 2017, cash provided by investing activities includes $0.9 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung charter is accounted for as a financial lease compared to $0.8 million for the corresponding period of 2016.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the three months ended September 30, 2017 was $22.5 million compared to $14.0 million for the three months ended September 30, 2016.

Net cash used in financing activities for the three months ended September 30, 2017 was mainly due to the quarterly repayment of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility, our payment of cash distributions to our unitholders of $14.4 million and cash distributions to non-controlling interest of $2.0 million. This was partially offset by receipt of $4.0 million under the revolving credit facility and $1.1 million from Höegh LNG for the indemnification claims.

For the three months ended September 30, 2016, net cash used in financing activities was due to quarterly repayments on the Lampung and Gallant facilities of $8.1 million, payment of $2.5 million on a customer loan for funding of VAT on import in Indonesia, our payment of the cash distribution to unitholders of $11.0 million. This was partially reduced by receipt of $5.4 million under the revolving credit facility and $1.9 million from Höegh LNG for the indemnification claims.

23

As a result of the foregoing, cash and cash equivalents increased by $3.1 million and $2.8 million for the three months ended September 30, 2017 and 2016, respectively.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks, including foreign exchange risk, interest rate risk, credit risk and concentrations of risk.

Foreign Exchange Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses and taxes are denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2017, and 2016, no derivative financial instruments have been used to manage foreign exchange risk. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2017, the revenues from the Höegh Gallant were denominated 97% in U.S. dollars and 3% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2016 and 2017. There are two official published rates for Egyptian pounds. The lower rate is applied in the Partnership’s consolidated financial statements for revenues, expenses, assets and liabilities. For most of 2016 and all of 2017, the Partnership has agreed to the payment of monthly revenues denominated in Egyptian pounds that align with its working capital needs for the next month which reduces its foreign exchange rate exposure to a minimal amount and the risk of loss should the Egyptian pound be devalued.

Interest Rate Risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating-rate debt. As of September 30, 2017 and December 31, 2016, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2017, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$159,912	(4,979)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	126,750	(509)	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$138,375	(1,735)	March 2020	2.3%

1) Excludes the margins paid on the floating-rate debt.
2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

24

Credit Risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is managed by performing ongoing credit evaluations of the customers' financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentrations of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from owners and affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees. No allowance for doubtful accounts was recorded for the three or nine month periods ended September 30, 2017 and 2016 and the year ended December 31, 2016. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should any of the time charters terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

25

	Nine months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$42,280	(962)	(7,510)	33,808			$33,808 (3)
Interest income	—	(48)	(341)	(389)	48	(4)	(341)
Interest expense	19,789	10,548	3,438	33,775	(10,548)	(4)	23,227
Depreciation and amortization	15,789	7,379	—	23,168	(7,379)	(5)	15,789
Other financial items (2)	1,341	(3,495)	35	(2,119)	3,495	(6)	1,376
Income tax (benefit) expense	5,980	—	2	5,982			5,982
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	10,500	(4)	10,500
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,379	(5)	7,379
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(3,495)	(6)	(3,495)
Non-controlling interest in Segment EBITDA	(15,772)	—	—	(15,772)			(15,772)
Segment EBITDA	$69,407	13,422	(4,376)	78,453			$78,453

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

26

	Nine months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$26,316	(2,010)	(7,861)	16,445			$16,445	(3)
Interest income	—	—	(697)	(697)	—	(4)	(697)
Interest expense	15,252	11,408	3,791	30,451	(11,408)	(4)	19,043
Depreciation and amortization	7,912	7,131	—	15,043	(7,131)	(5)	7,912
Other financial items(2)	1,539	9,045	62	10,646	(9,045)	(6)	1,601
Income tax (benefit) expense	1,421	—	5	1,426			1,426
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	11,408	(4)	11,408
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	7,131	(5)	7,131
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	9,045	(6)	9,045
Segment EBITDA	52,440	25,574	(4,700)	73,314			73,314

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

27

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407			$5,407 (3)
Interest income	—	(24)	(98)	(122)	24	(4)	(98)
Interest expense	6,507	3,562	1,232	11,301	(3,562)	(4)	7,739
Depreciation and amortization	5,264	2,462	—	7,726	(2,462)	(5)	5,264
Other financial items (2)	50	(1,802)	12	(1,740)	1,802	(6)	62
Income tax (benefit) expense	2,183	—	2	2,185			2,185
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,538	(4)	3,538
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,462	(5)	2,462
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,802)	(6)	(1,802)
Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)			(5,354)
Segment EBITDA	$23,830	(3,123)	(1,304)	19,403			$19,403

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated and reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

28

	Three months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$9,655	6,565	(2,795)	13,425			$13,425 (3)
Interest income	—	—	(192)	(192)	—	(4)	(192)
Interest expense	4,994	3,755	1,289	10,037	(3,755)	(4)	6,283
Depreciation and amortization	2,647	2,378	—	5,025	(2,378)	(5)	2,647
Other financial items(2)	237	(4,139)	24	(3,878)	4,139	(6)	261
Income tax (benefit) expense	474	—	2	476			476
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,755	(4)	3,755
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,378	(5)	2,378
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(4,139)	(6)	(4,139)
Segment EBITDA	$18,007	8,558	(1,672)	24,893			$24,893

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

29

RISK FACTORS

In addition to the other information set forth in the Report on Form 6-K, you should carefully consider the risk factors set forth below, as well as the risk factors beginning on page 13 in our 2016 Annual Report.

We are dependent on GDF Suez, PGN LNG, EgyptCo and SPEC as the sole customers for our vessels. A deterioration of the financial viability of GDF Suez, PGN LNG, EgyptCo or SPEC or our relationship with GDF Suez, PGN LNG, EgyptCo or SPEC or the loss of GDF Suez, PGN LNG, EgyptCo or SPEC as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the nine months ended September 30, 2017, PGN LNG, EgyptCo and SPEC accounted for all of the revenues in our consolidated income statements. For the nine months ended September 30, 2017, GDF Suez accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. A deterioration in the financial viability of GDF Suez, PGN LNG, EgyptCo or SPEC or the loss of GDF Suez, PGN LNG, EgyptCo or SPEC as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

•	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

•	the insolvency, bankruptcy or liquidation of a customer or termination of the charter as a result thereof;

•	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune, the GDF Suez Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

•	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

•	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or

•	a prolonged force majeure event that materially interrupts the performance of the time charter.

If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter. Furthermore, if there was premature termination of our joint venture charters that does not result in termination fees, it would result in mandatory repayments of the outstanding balances under the loan facilities for the Neptune and GDF Suez Cape Ann.

For example, GDF Suez has made a performance claim to the joint ventures that own the Neptune and GDF Suez Cape Ann. As a result, GDF Suez could reduce charter payments to such joint ventures. As a result, such joint ventures have suspended payments under the shareholder loans. Our ability to make cash distributions to our unitholders depends on the performance of our joint ventures, subsidiaries and other investments. If we do not receive cash distributions or repayments under loan agreements from our joint ventures or if they are not sufficient, we will not be able to make cash distributions to unitholders unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

30

Any event, whether in our industry or otherwise, that adversely affects a customer’s financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation. Further, not all of our charters have parent company guarantees. For example, GDF Suez’s obligations under the Neptune and the GDF Suez Cape Ann charters are not guaranteed by its parent, ENGIE.

The ability of each of our customers to perform its obligations under its applicable charter depends on its future financial condition and economic performance, which, in turn, will depend on prevailing economic conditions and financial, business and other factors, many of which are beyond its control.

We have suspended our previously announced acquisition from MOL of 23.5% of the shares of the joint ventures that own the Neptune and the GDF Suez Cape Ann, which may not close, and any settlement of GDF Suez’s performance claims may materially affect our joint ventures’ financial condition and results of operations.

On August 24, 2017, we announced that our wholly owned subsidiary had entered into a term sheet to acquire from MOL 23.5% of the shares of each of the joint ventures that own the Neptune and the GDF Suez Cape Ann, as well as 23.5% of the outstanding shareholder loans from MOL (the “MOL Acquisition”). Pursuant to their charters with GDF Suez, the joint ventures undertake to ensure that the Neptune and the GDF Suez Cape Ann meet certain performance standards. The performance standards under each charter require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by GDF Suez in the event of failure to satisfy the performance standards. GDF Suez requested that the joint ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. On September 8, 2017, GDF Suez notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations required adjustment for allowable exclusions under the charters and requested the joint ventures provide updated calculations including the exclusions. Depending on interpretations of the contractual provisions including exclusions to the performance standards, we estimate from our preliminary calculations based upon currently available information that our 50% share of the claim adjusted for exclusions could range from zero or negligible amounts to approximately $29 million, or the gross amount claimed by GDF Suez. The charterer is expected to pursue the boil-off settlement and potentially other concessions. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million, which was recorded as a reduction of time charter revenues. The Partnership's 50% share of the accrual as of September 30, 2017 was approximately $11.9 million. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with GDF Suez could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a result, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A. We cannot predict what impact such sale will have on the resolution of the boil-off claim or our relationship with GDF Suez.

We have suspended the MOL Acquisition pending further resolution of this matter. Closing of the MOL Acquisition is subject to the execution of a definitive purchase agreement as well as certain other documentation and final board approvals. We cannot assure you that the MOL Acquisition will close or close without material adjustments.

Further, although we are indemnified by Höegh LNG for the cash impact of our share of any losses and expenses related to or arising from the failure of either of the Neptune or the GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charter, any settlement with GDF Suez could materially adversely affect the joint ventures’ financial condition and results of operations. Although, the ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on our financial position. Other concessions, if any, would not be expected to be indemnified. In addition, the suspension of the payments of the shareholder loans will reduce cash flows available to us. In addition, the increase in the accruals for or the resolution of the excess boil-off claim may have a material adverse effect on our results of operations for that period. Also, Höegh LNG’s ability to make payments to us with respect to such indemnification obligations may be affected by events beyond our and its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its indemnification obligations to us may be impaired. If Höegh LNG is unable to meet its indemnification obligations to us or if either of the time charters is terminated by GDF Suez, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

31

We may experience operational problems with vessels that could reduce revenue, increase costs or lead to termination of our time charters.

FSRUs are complex and their operations are technically challenging. The operations of our vessels may be subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to each time charter, the vessels in our fleet must maintain certain specified performance standards, which may include a guaranteed speed or delivery rate of regasified natural gas, consumption of no more than a specified amount of fuel, not exceed a maximum average daily boil-off or energy balance, loss of earnings and certain liquidated damages payable under the charterer’s charter and other performance failures. In addition to the performance claims related to the Neptune and GDF Suez Cape Ann described above, we are investigating a potential performance issue with EgyptCo with respect to the Höegh Gallant. If we fail to maintain these standards, we may be liable to our customers for reduced hire, damages, loss of earnings and certain liquidated damages payable under the charterer’s charter and, in certain circumstances, our customers may terminate their respective time charters. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

32

FORWARD LOOKING STATEMENTS

This report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

●	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

●	restrictions in our debt agreements and pursuant to local laws on our joint ventures’ and our subsidiaries’ ability to make distributions to us;

●	our ability to consummate the acquisition of the 23.5% interest in the joint ventures that own the Neptune and the GDF Suez Cape Ann, and the timing thereof;

●	our ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

●	our ability to consummate the acquisition of the remaining 49% interest in the Höegh Grace, and the timing thereof;

●	the ability of Höegh LNG to satisfy its indemnification obligations to us;

●	our ability to integrate and realize the anticipated benefits from acquisitions;

●	our anticipated growth strategies;

●	our anticipated receipt of dividends and repayment of shareholder loans and other indebtedness from subsidiaries and joint ventures;

●	effects of volatility in global prices for crude oil and natural gas

●	the effect of the worldwide economic environment;

●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;

●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in our operating expenses, including drydocking and insurance costs;

●	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

●	the future financial condition of our existing or future customers;

●	our ability to make additional borrowings and to access public equity and debt capital markets;

●	planned capital expenditures and availability of capital resources to fund capital expenditures;

●	the exercise of purchase options by our customers;

●	our ability to maintain long-term relationships with our customers;

33

●	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

●	our continued ability to enter into long-term, fixed-rate charters;

●	the operating performance of our vessels and any related claims by customers;

●	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

●	expected pursuit of strategic opportunities, including the acquisition of vessels;

●	our ability to compete successfully for future chartering and newbuilding opportunities;

●	timely acceptance of our vessels by their charterers;

●	termination dates and extensions of charters;

●	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

●	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

●	availability of skilled labor, vessel crews and management;

●	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

●	the anticipated taxation of the Partnership and distributions to unitholders;

●	estimated future maintenance and replacement capital expenditures;

●	our ability to retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;

●	potential liability from any pending or future litigation;

●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

●	future sales of our units in the public market;

●	our business strategy and other plans and objectives for future operations;

●	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures; and

●	other factors listed from time to time in the reports and other documents that we file with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this report are made only as of the date of this report. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

34

HÖEGH LNG PARTNERS LP

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Table of Contents

Page

Unaudited Condensed Interim Consolidated Statements of Income for the Three and Nine Months Ended September 30, 2017 and 2016	F-2

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three and Nine Months Ended September 30, 2017 and 2016	F-3

Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	F-4

Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2017 and the Year Ended December 31, 2016	F-6

Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three and Nine Months Ended September 30, 2017 and 2016	F-7

Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-9

F-1

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2017	2016	2017	2016
REVENUES
Time charter revenues	5	$35,856	23,345	105,957	$67,799
Total revenues	5	35,856	23,345	105,957	67,799
OPERATING EXPENSES
Vessel operating expenses		(5,909)	(4,674)	(17,714)	(12,708)
Construction contract expenses	6	—	—	(151)	(315)
Administrative expenses		(2,067)	(2,336)	(7,289)	(7,036)
Depreciation and amortization	10	(5,264)	(2,647)	(15,789)	(7,912)
Total operating expenses		(13,240)	(9,657)	(40,943)	(27,971)
Equity in earnings (losses) of joint ventures	5,13	(7,321)	6,565	(962)	(2,010)
Operating income (loss)	5	15,295	20,253	64,052	37,818
FINANCIAL INCOME (EXPENSE), NET
Interest income		98	192	341	697
Interest expense		(7,739)	(6,283)	(23,227)	(19,043)
Gain (loss) on derivative instruments		571	517	1,481	1,178
Other items, net		(633)	(778)	(2,857)	(2,779)
Total financial income (expense), net	7	(7,703)	(6,352)	(24,262)	(19,947)
Income (loss) before tax		7,592	13,901	39,790	17,871
Income tax expense	8	(2,185)	(476)	(5,982)	(1,426)
Net income (loss)	5	$5,407	13,425	33,808	$16,445
Non-controlling interest in net income		2,899	—	8,455	—
Partners’ interest in net income (loss)		$2,508	13,425	25,353	$16,445

Earnings per unit
Common unit public (basic and diluted)	18	$0.07	$0.51	$0.74	$0.61
Common unit Höegh LNG (basic and diluted)	18	$0.09	$0.51	$0.80	$0.63
Subordinated unit (basic and diluted)	18	$0.09	$0.51	$0.80	$0.63

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-2

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Notes	2017	2016	2017	2016
Net income (loss)		$5,407	13,425	33,808	$16,445
Unrealized gains (losses) on cash flow hedge	16	872	2,745	983	(5,642)
Income tax benefit (expense)	16	(84)	(104)	(259)	(250)
Other comprehensive income (loss)		788	2,641	724	(5,892)
Comprehensive income (loss)		$6,195	16,066	34,532	$10,553
Non-controlling interest in comprehensive income		3,020	—	8,561	—
Partners’ interest in comprehensive income (loss)		$3,175	16,066	25,971	$10,553

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-3

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	15	$18,566	$18,915
Restricted cash	15	10,203	8,055
Trade receivables		7,637	2,088
Amounts due from affiliates	14,15	3,780	4,237
Advances to joint ventures	9,15	—	6,275
Inventory		649	697
Current portion of net investment in direct financing lease		3,723	3,485
Prepaid expenses and other receivables		1,395	609
Total current assets		45,953	44,361
Long-term assets
Restricted cash	15	13,922	14,154
Cash designated for acquisition	4	—	91,768
Vessels, net of accumulated depreciation	10	683,998	342,591
Other equipment		626	592
Intangibles and goodwill	11	25,285	16,241
Advances to joint ventures	9,15	3,198	943
Net investment in direct financing lease		283,803	286,626
Long-term deferred tax asset	8	150	791
Other long-term assets		9,456	12,400
Total long-term assets		1,020,438	766,106
Total assets		$1,066,391	$810,467

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-4

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
		September 30,	December 31,
	Notes	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	12,15	$45,458	$32,208
Trade payables		389	972
Amounts due to owners and affiliates	14,15	799	1,374
Value added and withholding tax liability		1,021	796
Derivative instruments	15,16	3,287	3,534
Accrued liabilities and other payables		20,921	18,932
Total current liabilities		71,875	57,816
Long-term liabilities
Accumulated losses of joint ventures	13	26,848	25,886
Long-term debt	12,15	446,011	300,440
Revolving credit and seller’s credit due to owners and affiliates	14,15	58,705	43,005
Derivative instruments	15,16	3,936	3,511
Long-term tax liability	8	2,547	2,228
Long-term deferred tax liability		3,915	1,556
Other long-term liabilities		10,413	11,235
Total long-term liabilities		552,375	387,861
Total liabilities		624,250	445,677
EQUITY
Common units public		312,083	321,091
Common units Höegh LNG		6,115	6,849
Subordinated units		37,819	42,586
Accumulated other comprehensive income (loss)		(5,118)	(5,736)
Total partners’ capital		350,899	364,790
Non-controlling interest		91,242	—
Total equity		442,141	364,790
Total liabilities and equity		$1,066,391	$810,467

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-5

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(in thousands of U.S. dollars)

	Partners’ Capital
	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Non- controlling interest	Total Equity
Consolidated balance as of December 31, 2015	$209,372	6,604	41,063	(7,241)	—	$249,798
Net income	18,133	3,221	20,023	—	—	41,377
Cash distributions to unitholders	(18,225)	(3,554)	(22,098)	—	—	(43,877)
Cash contribution from Höegh LNG	—	532	3,311	—	—	3,843
Other comprehensive loss	—	—	—	1,505	—	1,505
Net proceeds from issuance of common units	111,529	—	—	—	—	111,529
Issuance of units for Board of Directors’ fees	189	—	—		—	189
Other and contributions from owners	93	46	287	—	—	426
Consolidated balance as of December 31, 2016	321,091	6,849	42,586	(5,736)	—	364,790
Non-controlling interest acquired from the purchase of the Höegh Grace entities	—	—	—	—	88,561	88,561
Net income	13,131	1,694	10,528		8,455	33,808
Cash distributions to unitholders	(22,450)	(2,791)	(17,354)	—	—	(42,595)
Cash distributions to non-controlling interest	—	—	—	—	(5,880)	(5,880)
Cash contribution from Höegh LNG	—	315	1,760	—	—	2,075
Other comprehensive income	—	—	—	618	106	724
Issuance of units for Board of Directors’ fees	189	—	—	—	—	189
Contributions from owners	122	48	299	—	—	469
Consolidated balance as of September 30, 2017	$312,083	6,115	37,819	(5,118)	91,242	$442,141

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-6

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$5,407	13,425	33,808	$16,445
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,264	2,647	15,789	7,912
Equity in losses (earnings) of joint ventures	7,321	(6,565)	962	2,010
Changes in accrued interest income on advances to joint ventures	1,425	37	4,020	(266)
Amortization of deferred debt issuance cost and fair value of debt assumed	207	503	629	1,546
Amortization in revenue for above market contract	915	604	2,716	1,800
Changes in accrued interest expense	(17)	16	(113)	(205)
Net currency exchange losses (gains)	(6)	47	915	20
Unrealized loss (gain) on derivative instruments	(571)	(517)	(1,481)	(1,178)
Non-cash revenue: tax paid directly by charterer	(200)	—	(632)	—
Non-cash income tax expense: tax paid directly by charterer	200	—	632	—
Deferred tax expense and uncertain tax position	1,082	390	3,060	1,201
Issuance of units for Board of Directors’ fees	—	—	189	189
Other adjustments	156	72	466	137
Changes in working capital:
Restricted cash	1,715	3,284	(2,129)	3,842
Trade receivables	(918)	21	(1,103)	(6)
Inventory	17	21	48	54
Prepaid expenses and other receivables	(452)	150	(451)	159
Trade payables	78	187	(796)	(690)
Amounts due to owners and affiliates	573	(395)	(740)	(1,569)
Value added and withholding tax liability	1,063	(250)	2,972	2,196
Accrued liabilities and other payables	1,524	836	777	352
Net cash provided by (used in) operating activities	24,783	14,513	59,538	33,949

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	—	(92,175)	—
Cash acquired in the purchase of the Höegh Grace entities	—	—	3,774	—
Decrease in restricted cash designated for purchase of the Höegh Grace entities	—	—	91,768	—
Expenditure for vessel and other equipment	(5)	—	(19)	(537)
Receipts from repayment of principal on advances to joint ventures	—	1,525	—	5,495
Receipts from repayment of principal on direct financing lease	881	806	2,585	2,367
Net cash provided by (used in) investing activities	$876	2,331	5,933	$7,325

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-7

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$4,000	5,422	15,700	$5,422
Repayment of long-term debt	(11,365)	(8,052)	(34,094)	(24,157)
Repayment of customer loan for funding of value added liability on import	—	(2,513)	(1,258)	(5,382)
Cash distributions to unitholders	(14,440)	(10,971)	(42,595)	(32,905)
Cash distributions to non-controlling interest	(1,960)	—	(5,880)	—
Proceeds from indemnifications received from Höegh LNG	1,066	1,888	2,075	3,145
(Increase) decrease in restricted cash	154	181	232	540
Net cash provided by (used in) financing activities	(22,545)	(14,045)	(65,820)	(53,337)

Increase (decrease) in cash and cash equivalents	3,114	2,799	(349)	(12,063)
Cash and cash equivalents, beginning of period	15,452	18,006	18,915	32,868
Cash and cash equivalents, end of period	$18,566	20,805	18,566	$20,805

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

F-8

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) is a publicly traded Marshall Islands limited partnership initially formed for the purpose of acquiring from Höegh LNG Holdings Ltd. (“Höegh LNG”) their interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) which was completed in August 2014. As of September 30, 2017, the Partnership has a fleet of five floating storage regasification units (“FSRUs”).

Under the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders held on September 24, 2014. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for United States generally accepted accounting principles (“US GAAP”) purposes. Therefore, the sale of a business from Höegh LNG to the Partnership is a change of control. As a result, the Partnership accounts for acquisitions of businesses under the purchase method of accounting and not as transfers of entities under common control.

In December 2016, the Partnership issued and sold 6,588,389 common units in an underwritten public offering (refer to note 18) to be used primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”).

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in the Höegh Grace entities pursuant to a purchase, sale and contribution agreement that the Partnership entered into with Höegh LNG on December 1, 2016. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions about operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership has recorded the results of operations of the entities that own and operate Höegh Grace in its consolidated income statement from January 1, 2017. Refer to note 4.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units (the “Series A preferred units”). Refer to note 19. A portion of the net proceeds was used to repay outstanding debt under the seller’s credit note related to the Höegh Gallant acquisition and outstanding debt under the revolving credit facility. The remainder of the net proceeds are expected to be used for working capital needs and the acquisition of the remaining 49% of the Höegh Grace (refer to note 19).

The Partnership’s 50% interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the GDF Suez Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the FSRUs. The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, GDF Suez Global LNG Supply SA (“GDF Suez”), a subsidiary of ENGIE, to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to one additional period of ten years or two additional periods of five years each) and uses the Mooring that was constructed and installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

F-9

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”). The non cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

The following table lists the entities included in these consolidated financial statements and their purpose as of September 30, 2017.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (51% owned) (4)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (51% indirectly owned) (4)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (51% indirectly owned) (4)	Colombia	Operating Company

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.
(3)	The ownership interests were acquired on October 1, 2015.
(4)	The 51% ownership interests were acquired on January 3, 2017. Refer to note 4.

2. Significant accounting policies

a.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements are prepared in accordance with US GAAP for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. All inter-company balances and transactions are eliminated. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2016, included in the Partnership’s Annual Report on Form 20-F (the “Annual Report”).

It has been determined that PT Hoegh LNG Lampung, Höegh LNG FSRU III Ltd., Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

F-10

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung Facility. As of September 30, 2017, PT Hoegh LNG Lampung has negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 12.

The Partnership has also determined that Höegh LNG FSRU III Ltd. is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG FSRU III Ltd. are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there are limitations on dividends and loans distributions that can be made to the Partnership. Refer to note 12. The Partnership is a guarantor of the Gallant/Grace facility.

Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial guarantees under its subsidiary’s facility to finance Höegh Grace. As of January 1, 2017, the Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest is reflected for the minority share. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $2.5 million and $3.9 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $13.7 million and $11.2 million, respectively, as of September 30, 2017 and December 31, 2016. The Partnership’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $0.7 million and $3.3 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $13.1 million and $14.7 million, respectively, as of September 30, 2017 and December 31, 2016. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b.	Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim consolidated financial statements are consistent with those applied in the audited financial statements for the year ended December 31, 2016 included in the Partnership’s Annual Report, except as described below:

F-11

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Colombian tax paid directly by charterer: Under terms of the contracts for the Höegh Grace (see note 4), the charterer in Colombia pays the full invoiced amount for the time charter to the Partnership’s subsidiaries. In addition, the charterer pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries. The tax payments are a mechanism in Colombia for advance collection of income taxes for the Höegh LNG Colombia S.A.S and a final income tax on Colombian source income for Höegh LNG FSRU IV Ltd.

The Partnership concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the US GAAP guidance for income taxes. As a result, the amount of taxes paid by the charterer is recorded as a component of time charter revenues and current income tax expense. The non-cash time charter revenues and non-cash income tax expense (note 8) was $200 and $632, respectively, for the three and nine months ended September 30, 2017 and are separately disclosed in the consolidated statement of cash flows.

c.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership made an initial assessment in 2016 of the impact of this standard on its contracts for evaluating potential material effects of this standard on its consolidated financial statements when adopted. The most significant implementation matters identified for the Partnership involved the allocation of the contract consideration, subject to certain limitations, to the lease element, covered by other guidance, and the non-lease or service element for which this guidance applies. At the FASB’s meeting on June 21, 2017, the FASB answered an implementation question related to the allocation of contract consideration to revenue and lease components, noting that it did not intend for an entity to revisit the allocation of contract consideration to lease components when it adopts the new revenue standard. Based upon the analysis to date and the clarification by the FASB, the Partnership does not expect material effects on the timing or amounts of revenue recognized under the guidance of this standard. The Partnership is in the process of completing a detailed analysis on a contract by contract basis of the implementation of the standard and is evaluating the impact of disclosure requirements. The Partnership will implement the standard on January 1, 2018 and expects to apply the modified retrospective approach with the cumulative effect of initially applying the standard as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for the time charters for its FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, in effect, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The Partnership expects to apply the modified retrospective approach and does not expect material effects on the accounting for leases applied in the consolidated financial statements. The Partnership is currently assessing the impact of the disclosure requirements will have on the consolidated financial statements.

Refer to the audited consolidated financial statements for the year ended December 31, 2016 in our Annual Report for additional information on recent accounting pronouncements.

There are no accounting pronouncements effective for the period, whose adoption had a material impact on the consolidated financial statements in the current period.

F-12

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Formation transactions and Initial Public Offering

During August 2014, the following transactions in connection with the transfer of equity interests, shareholder loans and promissory notes and accrued interest to the Partnership and the IPO occurred:

Capital contribution

Höegh LNG contributed the following to the Partnership:

(i)	Its interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd.;

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures;

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions were accounted for as a capital contribution by Höegh LNG to the Partnership.

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

F-13

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

c.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to Höegh LNG Partners Operating LLC.

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

F-14

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Business combinations

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate Höegh Grace pursuant to a purchase, sale and contribution agreement that the Partnership entered into with Höegh LNG on December 1, 2016. The cash consideration was $91.8 million, excluding the working capital adjustment. The working capital adjustment was $0.4 million.

In December 2016, the Partnership sold 6,588,389 common units, representing limited partner interests in an underwritten public offering. The Partnership’s net proceeds from the public offering were $111.5 million. The Partnership used $91.8 million of the net proceeds as cash consideration to acquire the 51% ownership interest in the Höegh Grace entities on January 3, 2017. During December 2016, net proceeds of $12.6 million and $6.6 million was used to repay part of the seller’s credit note and to settle the working capital adjustment, respectively, related to the 2015 acquisition of the Höegh Gallant. During the second quarter of 2017, the Partnership paid the working capital adjustment of $0.4 million.

The Höegh Grace was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in March 2016.

On November 1, 2014, Höegh LNG FSRU IV Ltd., a Cayman Islands company, that owns the Höegh Grace, entered into an International Leasing Agreement (“ILA”) with SPEC for the lease of the Höegh Grace. The Höegh Grace will serve as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The initial term of the lease is 20 years. However, the Charterer has an unconditional option to cancel the lease after 10 and 15 years. As a result, non cancellable lease period is for 10 years. The lease commenced in December 2016. On November 1, 2014 Höegh LNG also entered into an Operation and Service Agreement (“OSA”) with SPEC to operate and provide certain services for the Höegh Grace for SPEC for the duration of the ILA.

Under terms of the Höegh LNG Colombia Holding Ltd.’s memorandum and articles of association, the Partnership has the power to make key operating decisions considered to be most significant to the Höegh Grace entities and, therefore, has control over the Höegh Grace entities through the Partnership’s ownership of the equity interest of Höegh LNG Colombia Holding Ltd. As a result, the Partnership has accounted for the acquisition of the 51% interest in Höegh LNG Colombia Holding Ltd. as a business combination. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions over the operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership has recorded the results of operations of the Höegh Grace entities in its consolidated income statement as of January 1, 2017.

The preliminary purchase price of the acquisition has been allocated to the identifiable fair values allocated to each class of identifiable assets acquired.

Under the purchase method of accounting when control is obtained, the non-controlling interest is required to be measured at its fair value at the acquisition date. Management has concluded that the pro-rata values of the controlling and non-controlling interests are the same. The fair value of the consideration transferred and the fair value of the 49% interest of the non-controlling interest has been allocated to assets acquired and liabilities assumed as of the acquisition date with any remaining unallocated amount recognized as goodwill.

F-15

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following summarizes the fair values of assets and liabilities assumed:

(in thousands of US dollars)
Consideration
Use of proceeds from public offering (issuance of 6,588,389 common units to the public)	$91,768
Working capital adjustment	407
Total consideration		$92,175

Assets acquired
Cash and cash equivalents	3,774
Restricted cash	19
Trade receivables	4,446
Prepaid expenses and other receivables	51
Vessel	357,138
Other equipment	30
Intangibles: Above market time charter	11,760
Other long term assets	830
Total long term assets		378,048
Liabilities assumed
Trade payables	(193)
Amounts due to owners and affiliates	(622)
Accrued liabilities and other payables	(1,569)
Total long term debt	(192,286)
Derivative instruments	(2,642)
Total liabilities assumed		(197,312)
Total identifiable net assets		180,736

Non-controlling interest in total identifiable net assets		88,561

Acquired share in total identifiable net asset		$92,175

F-16

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

One contract related intangible has been identified. The Partnership recorded $11.8 million for the favorable time charter contract with SPEC. The intangible for the above market value of the time charter contract associated with the Höegh Grace is amortized to time charter revenue on a straight line basis calculated per day over the remaining non-cancellable charter term of approximately 9.5 years as of the acquisition date.

The premium arising in a business combination for the difference in the fair value of the debt assumed compared to the outstanding principal is reported in the consolidated balance sheet as a direct adjustment to the outstanding principal of the related debt and amortized on an effective interest rate method over the term of relevant loan. Amortization of fair value of the debt assumed is included as a component of interest expense.

The fair value of assets acquired and the liabilities assumed approximated the total consideration; therefore, no residual amount has been recognized as goodwill for the acquisition.

Total revenues of $38.5 million and net income of $17.3 million have been included in the Partnership’s consolidated statement of income from the acquisition date of January 1, 2017 through September 30, 2017.

The following unaudited pro forma information assumes the acquisition of the Höegh Grace entities occurred as of January 1, 2016. The unaudited information is for illustration purposes only. The Höegh Grace was delivered from HHI on March 30, 2016 and did not begin operations under the time charter until December 2016. Periods prior to December 2016 reflect only costs incurred during the construction and pre-contract period of operations and would not be indicative of the future results of operations or the cash flows that the Partnership will consolidate going forward.

(in thousands of U.S. dollars)	Year ended December 31, 2016
Total revenue	$96,526
Net income (loss)	23,382
Non-controlling interest in net income (loss)	(8,818)
Partners’ interest in net income (loss)	$32,200

F-17

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three and nine months ended September 30, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and Höegh Grace. For the three and nine months ended September 30, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of September 30, 2017 and 2016, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership is reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the three and nine months ended September 30, 2017 and 2016.

F-18

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Time charter revenues	$35,856	10,460	—	46,316	(10,460)	(1)	$35,856
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)(2)	—
Total revenues	35,856	(1,390)	—	34,466			35,856
Operating expenses	(6,672)	(1,733)	(1,304)	(9,709)	1,733	(1)	(7,976)
Equity in earnings (losses) of joint ventures	—	—	—	—	(7,321)	(1)	(7,321)
Less: Non-controlling interest in Segment EBITDA	(5,354)	—	—	(5,354)	5,354	(3)	—
Segment EBITDA	23,830	(3,123)	(1,304)	19,403
Add: Non-controlling interest in Segment EBITDA	5,354	—	—	5,354	(5,354)	(3)	—
Depreciation and amortization	(5,264)	(2,462)	—	(7,726)	2,462	(1)	(5,264)
Operating income (loss)	23,920	(5,585)	(1,304)	17,031			15,295
Gain (loss) on derivative instruments	571	1,802	—	2,373	(1,802)	(1)	571
Other financial income (expense), net	(7,128)	(3,538)	(1,146)	(11,812)	3,538	(1)	(8,274)
Income (loss) before tax	17,363	(7,321)	(2,450)	7,592	—		7,592
Income tax expense	(2,183)	—	(2)	(2,185)	—		(2,185)
Net income (loss)	$15,180	(7,321)	(2,452)	5,407	—		$5,407
Non-controlling interest in net income	2,899	—	—	2,899			2,899
Partners’ interest in net income (loss)	$12,281	(7,321)	(2,452)	2,508	—		$2,508

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	For additional information, refer to note 17 under “Joint ventures claims and accruals.”
(3)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

F-19

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$23,345	10,937	—	34,282	(10,937)	$23,345
Total revenues	23,345	10,937	—	34,282		23,345
Operating expenses	(5,338)	(2,379)	(1,672)	(9,389)	2,379	(7,010)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,565	6,565
Segment EBITDA	18,007	8,558	(1,672)	24,893
Depreciation and amortization	(2,647)	(2,378)	—	(5,025)	2,378	(2,647)
Operating income (loss)	15,360	6,181	(1,672)	19,868		20,253
Gain (loss) on derivative instruments	517	4,139	—	4,656	(4,139)	517
Other financial income (expense), net	(5,748)	(3,755)	(1,121)	(10 624)	3,755	(6,869)
Income (loss) before tax	10,129	6,565	(2,793)	13,901	—	13,901
Income tax expense	(474)	—	(2)	(476)	—	(476)
Net income (loss)	$9,655	6,565	(2,795)	13,425	—	$13,425

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

F-20

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$105,957	31,608	—	137,565	(31,608)	(1)	$105,957
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)(2)	—
Total revenues	105,957	19,758	—	125,715			105,957
Operating expenses	(20,627)	(6,336)	(4,376)	(31,339)	6,336	(1)	(25,003)
Construction contract expenses	(151)	—	—	(151)			(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	(962)	(1)	(962)
Less: Non-controlling interest in Segment EBITDA	(15,772)	—	—	(15,772)	15,772	(3)	—
Segment EBITDA	69,407	13,422	(4,376)	78,453
Add: Non-controlling interest in Segment EBITDA	15,772	—	—	15,772	(15,772)	(3)	—
Depreciation and amortization	(15,789)	(7,379)	—	(23,168)	7,379	(1)	(15,789)
Operating income (loss)	69,390	6,043	(4,376)	71,057			64,052
Gain (loss) on derivative instruments	1,481	3,513	—	4,994	(3,513)	(1)	1,481
Other financial income (expense), net	(22,611)	(10,518)	(3,132)	(36,261)	10,518	(1)	(25,743)
Income (loss) before tax	48,260	(962)	(7,508)	39,790	—		39,790
Income tax expense	(5,980)	—	(2)	(5,982)	—		(5,982)
Net income (loss)	$42,280	(962)	(7,510)	33,808	—		$33,808
Non-controlling interest in net income	8,455	—	—	8,455			8,455
Partners’ interest in net income (loss)	$33,825	(962)	(7,510)	25,353	—		$25,353

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	For additional information, refer to note 17 under “Joint ventures claims and accruals.”
(3)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

F-21

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of September 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Vessels, net of accumulated depreciation	$683,998	268,009	—	952,007	(268,009)	(1)	$683,998
Net investment in direct financing lease	287,526	—	—	287,526	—		287,526
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,198	3,198	—		3,198
Total assets	1,055,939	288,120	10,452	1,354,511	(288,120)	(1)	1,066,391
Accumulated losses of joint ventures	—	—	50	50	(26,898)	(1)	(26,848)
Expenditures for vessels & equipment	—	455	—	455	(455)	(2)	—
Expenditures for drydocking	—	—	—	—	—	(2)	—
Principal repayment direct financing lease	2,585	—	—	2,585	—		2,585
Amortization of above market contract	2,716	—	—	2,716	—		2,716
Non-controlling interest: amortization of above market contract	$(452)	—	—	(452)	—		$—

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

F-22

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	Reporting
Time charter revenues	$67,799	32,054	—	99,853	(32,054)	$67,799
Total revenues	67,799	32,054	—	99,853		67,799
Operating expenses	(15,044)	(6,480)	(4,700)	(26,224)	6,480	(19,744)
Construction contract expenses	(315)	—	—	(315)		(315)
Equity in earnings (losses) of joint ventures	—	—	—	—	(2,010)	(2,010)
Segment EBITDA	52,440	25,574	(4,700)	73,314
Depreciation and amortization	(7,912)	(7,131)	—	(15,043)	7,131	(7,912)
Operating income (loss)	44,528	18,443	(4,700)	58,271		37,818
Gain (loss) on derivative instruments	1,178	(9,028)	—	(7,850)	9,028	1,178
Other financial income (expense), net	(17,969)	(11,425)	(3,156)	(32,550)	11,425	(21,125)
Income (loss) before tax	27,737	(2,010)	(7,856)	17,871	—	17,871
Income tax expense	(1,421)	—	(5)	(1,426)	—	(1,426)
Net income (loss)	$26,316	(2,010)	(7,861)	16,445	—	$16,445

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

F-23

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Vessels, net of accumulated depreciation	$342,591	274,932	—	617,523	(274,932)	(1)	$342,591
Net investment in direct financing lease	290,111	—	—	290,111	—		290,111
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	7,218	7,218	—		7,218
Total assets	698,869	298,712	111,598	1,109,179	(298,712)	(1)	810,467
Accumulated losses of joint ventures	—	—	50	50	(25,936)	(1)	(25,886)
Expenditures for vessels & equipment	537	783	—	1,320	(783)	(2)	537
Expenditures for drydocking	—	135	—	135	(135)	(2)	—
Principal repayment direct financing lease	3,192	—	—	3,192	—		3,192
Amortization of above market contract	$2,405	—	—	2,405	—		$2,405

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

F-24

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Construction contract expenses

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. Under the percentage of completion method, construction contract revenues and expenses of the Mooring were reflected in the consolidated and combined carve-out statements of income until December 31, 2014 when Mooring project was completed. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring. During the second quarter of 2016, the final replacement parts were ordered and an updated estimate was prepared for the installation cost to complete the warranty replacements. As a result, an additional warranty provision of $0.3 million was recorded as of June 30, 2016. The warranty work, including the installation of the replacement parts, was completed in the second quarter of 2017. The actual cost exceeded the remaining warranty allowance resulting in additional expense of $0.2 million for the three months ended June 30, 2017. The Partnership anticipates that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim is in the process of being filed with the insurance carrier since the final costs have been incurred. The insurance claims can only be recognized in the consolidated financial statements when the claims submitted are probable of recovery. The Partnership is indemnified by Höegh LNG for all warranty provisions at the time the costs are incurred, subject to repayment to the extent recovered by insurance. Refer to notes 14 and 17.

7. Financial income (expense)

The components of financial income (expense) are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Interest income	$98	192	341	$697
Interest expense:
Interest expense	(7,309)	(5,486)	(21,870)	(16,601)
Commitment fees	(223)	(294)	(728)	(896)
Amortization of debt issuance cost and fair value of debt assumed	(207)	(503)	(629)	(1,546)
Total interest expense	(7,739)	(6,283)	(23,227)	(19,043)
Gain (loss) on derivative instruments	571	517	1,481	1,178
Other items, net:
Foreign exchange gain (loss)	24	(66)	(920)	(430)
Bank charges, fees and other	(16)	(46)	(68)	(137)
Withholding tax on interest expense and other	(641)	(666)	(1,869)	(2,212)
Total other items, net	(633)	(778)	(2,857)	(2,779)
Total financial income (expense), net	$(7,703)	(6,352)	(24,262)	$(19,947)

F-25

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Income tax

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Colombia, Cyprus and the UK and certain Colombian source income. The income tax expense recorded in the consolidated income statements was $2,185 and $476 for the three months ended September 30, 2017 and 2016, respectively, and $5,982 and $1,426 for the nine months ended September 30, 2017 and 2016, respectively. For the three and nine months ended September 30, 2017, the income tax expense largely related to the subsidiaries in Singapore, Indonesia and Colombia. The income tax expense for the three and nine months ended September 30, 2016 mainly related to the subsidiaries in Singapore and Indonesia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the US GAAP guidance for income taxes. The amount of non-cash income tax expense was $200 and $632 for the three and nine months ended September 30, 2017, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the three and nine months ended September 30, 2017, the estimated generation of taxable income resulted in the utilization of $95 and $318, respectively, of tax loss carry forward in Indonesia which was not recognized due to the uncertainty of this tax position. As a result, an increase in the long-term income tax payable of $318 was recorded for the uncertain tax position for the nine-month period ended September 30, 2017. The total long-term income tax payable for uncertain tax positions was $2,547 as of September 30, 2017. Refer to note 17.

F-26

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Advances to joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Current portion of advances to joint ventures	$—	$6,275
Long-term advances to joint ventures	3,198	943
Advances/shareholder loans to joint ventures	$3,198	$7,218

The Partnership had advances of $2.5 million and $3.9 million due from SRV Joint Gas Ltd. as of September 30, 2017 and December 31, 2016, respectively. The Partnership had advances of $0.7 million and $3.3 million due from SRV Joint Gas Two Ltd. as of September 30, 2017 and December 31, 2016, respectively. The joint ventures have repaid the original principal of all shareholder loans and all of the payments for the three and nine months ended September 30, 2017 represent payments of interest, including accrued interest repaid at the end of the loans. Interest payments are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statements of cash flows. The joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. Refer to note 17 under “Joint ventures claims and accruals.” The full amount of the shareholder loans were reclassified as long-term as of September 30, 2017 pending conclusion on the boil-off claim.

10. Vessels, net

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2015	$352,433	3,267	$355,700
Additions	—	—	—
Historical cost December 31, 2016	352,433	3,267	355,700
Depreciation for the year	(9,687)	(800)	(10,487)
Accumulated depreciation December 31, 2016	(12,109)	(1,000)	(13,109)
Vessels, net December 31, 2016	340,324	2,267	342,591

Historical cost December 31, 2016	352,433	3,267	355,700
Additions (note 4)	353,738	3,400	357,138
Historical cost September 30, 2017	706,171	6,667	712,838
Depreciation for the period	(14,531)	(1,200)	(15,731)
Accumulated depreciation September 30, 2017	(26,640)	(2,200)	(28,840)
Vessels, net September 30, 2017	$679,531	4,467	$683,998

F-27

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total intangibles	Goodwill	Total
Historical cost December 31, 2016	$11,000	8,000	19,000	251	$19,251
Accumulated amortization, December 31, 2016	(3,010)	—	(3,010)	—	(3,010)
Intangibles and goodwill, December 31, 2016	7,990	8,000	15,990	251	16,241
Additions (note 4)	11,760	—	11,760	—	11,760
Historical cost September 30, 2017	22,760	8,000	30,760	251	31,011
Amortization for the period	(2,716)	—	(2,716)	—	(2,716)
Accumulated amortization, September 30, 2017	(5,726)	—	(5,726)	—	(5,726)
Intangibles and goodwill, September 30, 2017	$17,034	8,000	25,034	251	$25,285

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized to time charter revenue on a straight line basis over the remaining term of the contract. The intangible for the above market value of time charter contract associated with the Höegh Grace is amortized to time charter revenue on a straight line basis calculated per day over the remaining non-cancellable charter term of approximately 9.5 years as of the acquisition date. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination for the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

The following table presents estimated future amortization expense for the intangibles.

Total
October - December, 2017	$915
2018	3,631
2019	3,631
2020	3,053
2021	2,755
2022	2,755
2023 and thereafter	$8,294

F-28

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Long-term debt

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Lampung facility:
Export credit tranche	$127,704	$138,868
FSRU tranche	32,208	35,340
Gallant facility:
Commercial tranche	123,112	130,222
Export credit tranche	33,917	36,667
Grace facility:
Commercial tranche	148,625	—
Export credit tranche	31,500	—
Outstanding principal	497,066	341,097
Lampung facility unamortized debt issuance cost	(7,947)	(9,357)
Gallant facility unamortized fair value of debt assumed	640	908
Grace facility unamortized fair value of debt assumed	1,710	—
Total debt	491,469	332,648
Less: Current portion of long-term debt	(45,458)	(32,208)
Long-term debt	$446,011	$300,440

Lampung facility

PT Hoegh LNG Lampung is the Borrower and Höegh LNG is the guarantor for the Lampung facility.

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche;
•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of September 30, 2017, the borrower and the guarantor were in compliance with the financial covenants under the Lampung facility.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

F-29

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Gallant/Grace facility

The Gallant/Grace facility includes two borrowers, the Partnership’s subsidiaries owning the Höegh Gallant and the Höegh Grace, respectively. The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”).

Höegh LNG, Höegh LNG Colombia Holdings Ltd., Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain

o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

•	Each borrower must maintain
o	Current assets greater than current liabilities as defined in the agreements, and
o	A ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of September 30, 2017, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of either Borrower to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

F-30

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Investments in joint ventures

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Accumulated losses of joint ventures	$26,848	$25,886

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Time charter revenues	$20,919	21,874	63,216	$64,108
Accrual historical boil-off claim (1)	(23,700)	—	(23,700)	—
Total revenues	(2,781)	21,874	39,516	64,108
Operating expenses	(3,466)	(4,760)	(12,671)	(12,961)
Depreciation and amortization	(5,077)	(4,905)	(15,219)	(14,723)
Operating income	(11,324)	12,209	11,626	36,424
Unrealized gain (loss) on derivative instruments	3,604	8,277	7,026	(18,055)
Other financial expense, net	(7,075)	(7,510)	(21,037)	(22,850)
Net income (loss)	$(14,795)	12,976	(2,385)	$(4,481)
Share of joint ventures owned	50%	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	(7,398)	6,488	(1,193)	(2,241)
Eliminations	77	77	231	231
Equity in earnings (losses) of joint ventures	$(7,321)	6,565	(962)	$(2,010)

(1)	Refer to note 17 under “Joint ventures claims and accruals.”

F-31

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
(in thousands of U.S. dollars)	September 30, 2017	December 31, 2016
Cash and cash equivalents	$3,819	$9,506
Restricted cash	8,503	8,458
Other current assets	2,727	4,492
Total current assets	15,049	22,456
Restricted cash	25,173	25,107
Vessels, net of accumulated depreciation	552,882	567,187
Total long-term assets	578,055	592,294
Current portion of long-term debt	24,620	23,503
Amounts and loans due to owners and affiliates	113	13,654
Derivative financial instruments	11,701	13,588
Other current liabilities	37,036	20,145
Total current liabilities	73,470	70,890
Long-term debt	435,615	453,957
Loans due to owners and affiliates	6,395	1,887
Derivative financial liabilities	74,394	79,533
Other long-term liabilities	40,061	42,929
Total long-term liabilities	556,465	578,306
Net liabilities	$(36,831)	$(34,446)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(18,416)	(17,223)
Eliminations	(8,432)	(8,663)
Accumulated losses of joint ventures	$(26,848)	$(25,886)

F-32

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Related party transactions

Income (expense) from related parties

The Partnership has several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Höegh LNG and its subsidiaries provide general and corporate management services to the Partnership. Subsidiaries of Höegh LNG provide technical ship management and /or other similar services for PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Amounts included in the consolidated statements of income for the three and nine months ended September 30, 2017 and 2016 or capitalized in the consolidated balance sheets as of September 30, 2017 and December 31, 2016 are as follows:

	Three months ended		Nine months ended
Statement of income:	September 30,		September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Revenues
Time charter revenue Höegh Gallant (1)	$12,293	12,335	35,439	$35,335
Operating expenses
Vessel operating expenses (2)	(5,348)	(3,856)	(15,891)	(10,899)
Hours, travel expense and overhead (3) and Board of Directors’ fees (4)	(778)	(905)	(2,456)	(2,645)
Interest income from joint ventures (5)	75	189	305	671
Interest expense and commitment fees to Höegh LNG (6)	(1,232)	(1,288)	(3,438)	(3,791)
Total	$5,010	6,475	13,959	$18,671

	As of
Balance sheet	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Equity
Cash contribution from Höegh LNG (7)	$2,075	$3,843
Issuance of units for Board of Directors’ fees (4)	189	189
Other and contribution from owner (8)	469	426
Total	$2,733	$4,458

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of other services and supplies.
3)	Hours, travel expense and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.

F-33

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4)	Board of Directors’ fees: Effective May 22, 2017, a total of 9,805 common units of the Partnership were awarded to non-employee directors as compensation of $189 for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan which were recorded as administrative expense and as an issuance of common units. Effective June 3, 2016, a total of 10,650 common units of the Partnership were awarded to non-employee directors as compensation of $189 for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan which were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
6)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes which incurs a commitment fee on the undrawn balance and interest expense on the drawn balance and a seller’s credit note to finance part of the Höegh Gallant acquisition which incurs interest expense.
7)	Cash contribution from Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership which were recorded as contributions to equity.
8)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services are invoiced to the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective June 3, 2016, the Partnership granted the Chief Executive Officer and Chief Financial Officer 21,500 phantom units in the Partnership. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisition from Höegh LNG: On January 3, 2017, the Partnership acquired from Höegh LNG 51% of the shares of Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace. Refer to note 4. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for the acquisition. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions to Höegh LNG totaling $20.6 million and $19.2 million to Höegh LNG for each of the nine months ended September 30, 2017 and 2016, respectively.

F-34

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Receivables and payables from related parties

Amounts due from affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Amounts due from affiliates	$3,780	$4,237

 The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Amounts due to owners and affiliates	$799	$1,374

 Amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG. The balance does not bear interest.

Revolving credit and seller’s credit due to owners and affiliates

	As of
	September 30,	December 31,
(in thousands of U.S. dollars)	2017	2016
Revolving credit facility	$24,322	$8,622
Seller’s credit	34,383	34,383
Revolving credit and seller’s credit due to owners and affiliates	$58,705	$43,005

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts.

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with a seller’s credit note from a subsidiary of Höegh LNG. The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matures on January 1, 2020. In December 2016, the Partnership repaid $12.6 million of the seller’s credit note.

The outstanding balances of the revolving credit facility and the seller’s credit note were repaid October 6, 2017. Refer to note 19.

F-35

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

Other indemnifications:

Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;
2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;
3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter; The Partnership was indemnified by Höegh LNG for certain invoices not paid by PGN for the year ended December 31, 2014;
4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter; and
5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter.
6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

In the third quarter of 2017, the Partnership received indemnification payments with respect to non-budgeted expenses of $1.1 million for warranty costs related to the Mooring based on claims filed for the second quarter of 2017 and earlier periods which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance. Refer to note 6. The Partnership received payments for filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $2.1 million and $2.4 million in the nine months ended September 30, 2016 and the year ended December 31, 2016, respectively, which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.3 million in the fourth quarter of 2016 for indemnification of non-budgeted expenses for the three months ended September 30, 2016. Refer to note 17.

F-36

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;
4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

For the nine months ended September 30, 2017, the Partnership received indemnification payments with respect to losses incurred in connection with the commencement of services under the time charter due to technical issues of $0.5 million for the first and second quarters of 2017 which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.9 million in the third quarter of 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred the three months ended September 30, 2016. Refer to note 17.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;
2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;
3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;
4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC; and
5.	any losses suffered or incurred in relation to the performance guarantee the Partnership provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh LNG Colombia Holding Ltd.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and GDF Suez Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) Refer to note 17.

F-37

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Long-term receivable – The fair value of long-term receivable approximates its carrying amounts reported in the consolidated balance sheet.

Loans and promissory notes due to owners and affiliates – The fair values of the loans and promissory notes approximates their carrying amounts of the accrued commitment fees reported in the consolidated balance sheets since the commitment fees are to be settled in the following month. Refer to note 12.

Lampung, Gallant and Grace facilities – The fair values of the debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins, LIBOR interest rates or applicable interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit and seller’s credit due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

F-38

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		September 30, 2017		December 31, 2016
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$18,566	18,566	18,915	$18,915
Restricted cash	1	24,125	24,125	22,209	22,209
Amounts due from affiliate	2	3,780	3,780	4,237	4,237
Derivative instruments	2	(7,223)	(7,223)	(7,045)	(7,045)
Other:
Advances (shareholder loans) to joint ventures	2	3,198	3,616	7,218	7,355
Current amounts due to owners and affiliates	2	(799)	(799)	(1,374)	(1,374)
Cash designated for acquisition	1	—	—	91,768	91,768
Other long-term receivables	2	—	—	6,195	6,195
Lampung facility	2	(151,965)	(167,798)	(164,851)	(183,585)
Gallant facility	2	(157,669)	(158,696)	(167,797)	(168,889)
Grace facility	2	(181,835)	(182,051)	—	—
Revolving credit and seller’s credit due to owners and affiliates	2	$(58,705)	(58,705)	(43,005)	$(44,098)

Following dialogue with local tax authorities, it was possible to amend a VAT filing reducing the VAT liability on a customer invoice with the result that a credit note was issued for the other long-term receivable of $6,195 in the second quarter of 2017.

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables	Credit Quality		September 30,	December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2017	2016
Trade receivable and long-term receivable	Payment activity	Performing	$7,637	$8,283
Amounts due from affiliate	Payment activity	Performing	3,780	4,237
Advances to joint ventures	Payment activity	Performing	$3,198	$7,218

F-39

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three and nine months ended September 30, 2017, and 2016, no derivative financial instruments have been used to manage foreign exchange risk. The Höegh Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the three and nine months ended September 30, 2017, the revenues from the Höegh Gallant were denominated 97% in U.S. dollars and 3% in Egyptian pounds. The revenues from the Höegh Gallant were denominated 98% and 93% in U.S. dollars and 2% and 7% in Egyptian pounds for the three and nine months ended September 30, 2016, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during 2016 and 2017. There are two official published rates for the Egyptian pound. The lower rate is applied in the Partnership’s consolidated financial statements for revenues, expenses, assets and liabilities. For most of 2016 and all of 2017, the Partnership has agreed to the payment of monthly revenues denominated in Egyptian pounds that align with its working capital needs for the next month which reduces its foreign exchange rate exposure to a minimal amount and the risk of loss should the Egyptian pound be devalued.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of September 30, 2017, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of September 30, 2017, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$159,912	(4,979)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	126,750	(509)	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$138,375	(1,735)	March 2020	2.3%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

F-40

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments
As of September 30, 2017
Interest rate swaps	$(3,287)	$(3,936)
As of December 31, 2016
Interest rate swaps	$(3,534)	$(3,511)

The following effects of cash flow hedges relating to interest rate swaps are included in gain on derivative financial instruments in the consolidated statements of income for the three and nine months ended September 30, 2017 and 2016.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Interest rate swaps:
Ineffective portion of cash flow hedge	$(28)	30	(380)	$12
Amortization of amount excluded from hedge effectiveness	813	701	2,502	1,807
Reclassification from accumulated other comprehensive income	(214)	(214)	(641)	(641)
Unrealized gains (losses)	571	517	1,481	1,178
Realized gains (losses)	—	—	—	—
Total gains (losses) on derivative instruments	$571	517	1,481	$1,178

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated statements of changes in partners’ capital is as follows for the periods ended and as of September 30, 2017 and 2016 included in the consolidated statements of other comprehensive income.

F-41

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)
Effective portion of unrealized loss on cash flow hedge	342	—	342	342
Reclassification of amortization of cash flow hedge to earnings	641	(259)	382	382
Other comprehensive income for period	983	(259)	724	724
Balance as of September 30, 2017	$(5,964)	952	(5,012)	$(5,012)

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	(6,283)	—	(6,283)	(6,283)
Reclassification of amortization of cash flow hedge to earnings	641	(250)	391	391
Other comprehensive income for period	(5,642)	(250)	(5,892)	(5,892)
Balance as of September 30, 2016	$(14,472)	1,339	(13,133)	$(13,133)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG’s obligation under the PGN FSRU Lampung time charter.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from owners and affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. PGN also guarantees PGN LNG’s obligation under the PGN FSRU Lampung time charter. No allowance for doubtful accounts was recorded for the three and nine month periods ended September 30, 2017 and 2016 and the year ended December 31, 2016. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should any of the time charters terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

F-42

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Commitments and contingencies

Contractual commitments

As of September 30, 2017, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures claims and accruals

Under the Neptune and the GDF Suez Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer has requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters and requested the joint ventures provide updated calculations including the exclusions. Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the Partnership’s 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million, or the gross amount claimed by the charterer. The charterer is expected to pursue the boil-off settlement and potentially other concessions. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues. The Partnership’s 50% share of the accrual was approximately $11.9 million. Refer to notes 5 and 13. The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a result, the joint ventures have suspended payments on their shareholder loans pending the outcome of the boil-off claim. Refer to note 9.

To the extent that an excess boil-off claim results in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. As a result, the ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on the Partnership’s financial position. However, other concessions, if any, would not be expected to be indemnified. In addition, the suspension of the payments of the shareholder loans will reduce cash flows available to the Partnership. Furthermore, the increase in the accruals for or the resolution of the excess boil-off claim may have a material adverse effect on the Partnership’s results of operations for that period.

Indonesian corporate income tax

In 2015, the Indonesian Minister of Finance issued regulations that provided that Indonesian corporate taxpayers are subject to a limit in claiming interest expense as tax deduction where their debt to equity ratio exceeds 4:1 which was effective from January 1, 2016. Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in the regulations; however, additional guidance was expected to be provided in early 2016. As of September 30, 2017, the additional guidance had not yet been provided. Therefore, it is not certain if guidance will be provided to clarify whether the Partnership’s Indonesian subsidiary would qualify as part of the infrastructure industry and be exempted from the requirements. As a result, the limitations on the deductibility of interest expense has been applied for the year ended December 31, 2016 and the three and nine months ended September 30, 2017, increasing the taxable income and the income tax expense of the Indonesian subsidiary. Due to the uncertainty of realizing the benefit of a 2013 tax loss carryforward in Indonesia, no income tax benefit was recognized. As a result of being unable to utilize the prior year tax loss, a long-term income tax liability of $2.2 million and $2.5 million was recognized for the year ended December 31, 2016 and the nine months ended September 30, 2017, respectively, for the uncertain tax position (refer to note 8). To the extent that the long-term income tax liability becomes payable, the current income tax payable is expected to qualify for reimbursement by PGN LNG under terms of the time charter. The Partnership continues to monitor interpretations and developing practice in order to evaluate the possibility to apply the exemption.

F-43

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. The examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership’s taxes or tax loss carryforwards with respect to years under examination. The Partnership has recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. It is reasonably possible within the next 12 months that the Partnership’s Indonesian subsidiary will be subject to a tax examination. Such an examination may or may not result in changes to the Partnership’s provisions on tax filings from 2013 through 2016. To date, there has been no tax audit on the Partnership’s operations in Indonesia.

PGN LNG claims including delay liquidated damages

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair and warranty costs) incurred in connection with the PGN FSRU Lampung project and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015.

In the third quarter of 2017, the Partnership received indemnification payments with respect to non-budgeted expenses of $1.1 million for warranty costs related to the Mooring based on claims filed for the second quarter of 2017 and earlier periods which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance. Refer to note 6. The Partnership received payments for filed claims for indemnifications with respect to non-budgeted expenses (including the warranty provisions, value added tax, withholding tax, costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015 and other non-budgeted expenses) of approximately $2.1 million and $2.4 million for the nine months ended September 30, 2016 and year ended December 31, 2016, respectively, which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.3 million in the fourth quarter of 2016 for indemnification of non-budgeted expenses for the three months ended September 30, 2016.

Höegh Gallant claims and indemnification

In the third quarter of 2017, the Partnership began investigating with EgyptCo a performance measure included in EgyptCo’s charter with respect to the Höegh Gallant. The investigation includes whether such a performance measure was directly linked to a specified performance standard which could give rise to a customer claim for reduced hire or damages. Based upon the status of the investigation and currently available information, it is not considered probable that a liability has been incurred for reduced hire or damages. As a result, no accrual has been recorded. The further investigation will be monitored and the assessment updated based on additional information and further developments.

The Partnership was indemnified by Höegh LNG for losses incurred in connection with the commencement of services under the time charter with EgyptCo (including technical issues) incurred in connection with Höegh Gallant.

For the nine months ended September 30, 2017, the Partnership received indemnification payments with respect to losses incurred in connection with the commencement of services under the time charter due to technical issues of $0.5 million for the first and second quarters of 2017 which were recorded as a contribution to equity. The Partnership filed claims and was paid $0.9 million in the third quarter of 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred the three months ended September 30, 2016. The Partnership received payments for filed claims of $1.0 million and $1.4 million for the nine months ended September 30, 2016 and year ended December 31, 2016 for indemnification of losses due to start up technical issues and for other costs incurred which were recorded as a contribution to equity.

F-44

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, except per unit numbers)	2017	2016	2017	2016
Partners’ interest in net income	$2,508	13,425	25,353	$16,445
Less: Dividends paid or to be paid (1)	(14,441)	(10,971)	(43,319)	(32,910)
Under (over) distributed earnings	(11,933)	2,454	(17,966)	(16,465)
Under (over) distributed earnings attributable to:
Common units public	(6,397)	1,030	(9,632)	(6,912)
Common units Höegh LNG	(767)	197	(1,155)	(1,324)
Subordinated units Höegh LNG	(4,769)	1,227	(7,179)	(8,229)
	(11,933)	2,454	(17,966)	(16,465)
Basic weighted average units outstanding (in thousands)
Common units public	17,649	11,051	17,644	11,044
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156
Diluted weighted average units outstanding (in thousands)
Common units public	17,661	11,054	17,654	11,048
Common units Höegh LNG	2,116	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common unit public	$0.07	$0.51	$0.74	$0.61
Common unit Höegh LNG (3)	$0.09	$0.51	$0.80	$0.63
Subordinated unit Höegh LNG (3)	$0.09	$0.51	$0.80	$0.63

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based on the number of units outstanding at the period end.
(2)	Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. The phantom units impact the diluted weighted average units outstanding, however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same.
(3)	Includes total amounts attributable to incentive distributions rights of $285,234 and $855,618 for the three and nine months ended September 30, 2017, respectively, of which $39,521 and $118,552 were attributed to common units owned by Höegh LNG and $245,713 and $737,066 were attributed to subordinated units owned by Höegh LNG. For the three and nine months ended September 30, 2016, includes total amounts attributable to incentive distributions rights of $113,227 and $339,634, respectively, of which $15,688 and $47,059 were attributed to common units owned by Höegh LNG and $97,538 and $292,575 were attributed to subordinated units owned by Höegh LNG.

F-45

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of September 30, 2017, the total number of units outstanding was 32,920,964. Common units outstanding were 19,764,904 of which 17,648,844 common units were held by the public and 2,116,060 common units were held by Höegh LNG. As of September 30, 2017, Höegh LNG owned 13,156,060 subordinated units. The General Partner has a non-economic interest and has no units.

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the common and subordinated unitholders for any one or more of the next four quarters. Therefore, the earnings per unit is not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative financial instruments and unrealized gains or losses on foreign exchange transactions.

During the subordination period, the common units will have the right under the Partnership Agreement to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units.

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

•	first, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second, 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third, 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

In addition, Höegh LNG currently holds all of the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

F-46

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all common and subordinated unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common and subordinated unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common and subordinated unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common and subordinated unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

19. Subsequent events

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A preferred units for proceeds, net of underwriting discounts, of $111.4 million.

On October 6, 2017, the Partnership repaid the outstanding balances of $34.4 million and $24.3 million on the seller’s credit note and revolving credit facility, respectively, from the net proceeds of the Series A preferred unit offering.

On November 14, 2017, the Partnership paid a quarterly cash distribution with respect to the quarter ended September 30, 2017 of $0.43 per unit. The total amount of the distribution was $14.4 million.

On November 16, 2017, the Partnership announced it had agreed to acquire (the “Acquisition”) from a subsidiary of Höegh LNG the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd., the sole owner of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S., the entities that own and operate the Höegh Grace. The purchase price for the Acquisition will be $85.9 million (the “Purchase Price”). The Partnership intends to settle the Purchase Price with a combination of cash on hand and a drawing under its existing revolving credit facility. The Acquisition is expected to be completed by the beginning of January 2018 and is subject to customary closing conditions. The Purchase Price will be subject to certain post-closing adjustments for net working capital.

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EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

101	The following financial information from Höegh LNG Partners LP’s Report on Form 6-K for the three and nine months ended September 30, 2017:

(i) Unaudited Condensed Interim Consolidated Statements of Income for the Three Months and Nine Months Ended September 30, 2017 and 2016

(ii) Unaudited Condensed Interim Consolidated Statements of Comprehensive Income for the Three Months and Nine Months Ended September 30, 2017 and 2016

(iii) Unaudited Condensed Interim Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016

(iv) Unaudited Condensed Interim Consolidated Statements of Changes in Partners’ Capital for the Nine Months Ended September 30, 2017 and the Year Ended December 31, 2016

(v) Unaudited Condensed Interim Consolidated Statements of Cash Flows for the Three Months and Nine Months Ended September 30, 2017 and 2016

(vi) Notes to the Unaudited Condensed Interim Consolidated Financial Statements

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: November 16, 2017

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated into the Registration Statement on Form F-3 (333-213781) of the Registrant.

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